QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Management's Discussion and Analysis
For the three months ended March 31, 2010

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of May 4, 2010, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim consolidated financial statements for the three months ended March 31, 2010 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2009 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The unaudited interim consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the quarter ended March 31, 2010, as well as our outlook.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

        The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Consolidated Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2010	2009	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	592,364	591,169	1,195	0%
Sold(b)	618,746	590,511	28,235	5%
Attributable gold equivalent ounces(a)
Produced(b)	544,134	526,888	17,246	3%
Sold(b)	567,097	526,807	40,290	8%
Financial Highlights
Metal sales	$657.6	$532.7	$124.9	23%
Cost of sales(c)	$277.4	$234.5	$42.9	18%
Accretion and reclamation expense	$5.2	$4.6	$0.6	13%
Depreciation, depletion and amortization	$128.9	$111.2	$17.7	16%
Operating earnings	$193.4	$140.6	$52.8	38%
Net earnings	$110.6	$76.5	$34.1	45%
Basic earnings per share	$0.16	$0.11	$0.05	45%
Diluted earnings per share	$0.16	$0.11	$0.05	45%
Cash flow from operating activities	$212.0	$165.4	$46.6	28%
Average realized gold price per ounce	$1,065	$897	$168	19%
Consolidated Cost of sales per equivalent ounce sold(d)	$448	$397	$51	13%

(a)
Total includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2010 was 65.66:1, compared with 72.08:1 for the first quarter of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
Consolidated Cost of sales per gold equivalent ounce sold is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

Consolidated Financial Performance

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%).

First quarter 2010 vs. First quarter 2009

        In the first quarter of 2010, Kinross' attributable production was slightly higher compared with the same period in 2009. Production for the quarter reflects increases in production at Fort Knox, Paracatu and Kettle River-Buckhorn. Production from the heap leach at Fort Knox continues to be within expectations while the recoveries at the Paracatu expansion continue to exceed the recoveries achieved during 2009. The increases in production at these sites were offset by lower production at Kupol due to lower grades, which is consistent with the mine plan, and lower production in Chile.

        Metal sales were $657.6 million, a 23% increase compared with $532.7 million for the same period in 2009. The increase in metal sales can be attributed to higher metal prices realized and higher gold equivalent ounces sold. Gold equivalent ounces sold were higher largely due to an increase in ounces sold at Fort Knox and Paracatu resulting from higher production, offset to some extent by fewer gold equivalent ounces sold at Kupol and Maricunga. Additionally, gold equivalent ounces sold in the quarter were higher than the amount produced due to timing of shipments as finished goods remaining on hand at the end of 2009 were sold during the first quarter of 2010.

        Cost of sales increased by 18% compared with the first quarter of 2009 due to more gold equivalent ounces sold and higher cost production at Round Mountain, Kupol, La Coipa and Maricunga.

        Depreciation, depletion and amortization increased to $128.9 million compared with $111.2 million in the first quarter of 2009 largely due to higher gold equivalent ounces sold and a full quarter of depreciation of the Fort Knox heap leach.

        Operating earnings of $193.4 million were recorded in the first quarter of 2010 compared with operating earnings of $140.6 million recorded in the same period in 2009. Operating earnings reflect the impact of higher gold equivalent ounces sold and higher metal prices, offset by higher cost of sales and higher depreciation, depletion and amortization.

        Net earnings for the first quarter of 2010 were $110.6 million or $0.16 per share compared with net earnings of $76.5 million or $0.11 per share for the first quarter of 2009. Impacting net earnings for the quarter was the gain on the disposition of one-half of the Company's interest in the Cerro Casale project. Additionally, lower interest expense was incurred during the first quarter of 2010 compared with the first quarter of 2009 largely due to lower debt levels. The Company's tax provision also increased compared with the first quarter of 2009 largely due to the sale of one-half of its interest in Cerro Casale as well as changes in its income mix.

        Operating cash flows for the first quarter of 2010 increased to $212.0 million compared with $165.4 million mainly due to higher net income, largely driven by a higher gold price and the reduction of inventory compared with an investment in inventory during the first quarter of 2009.

        Cost of sales per ounce was higher in the first quarter of 2010 compared with the first quarter of 2009, largely due to an increase in costs at Kupol and in Chile. Kupol incurred higher costs due to lower grades processed.

2.     Impact of Key Economic Trends

        Kinross' 2009 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2009 Annual MD&A.

Price of gold

        Gold price is the largest single factor in determining profitability and cash flow from operations. During the first quarter of 2010, the average price of gold was $1,109 per ounce, with gold trading in a range of $1,058 to $1,153 per ounce based on the London PM Fix gold price. This compares to an average of $908 per ounce in the first quarter of 2009, with a low of $810 and a high of $989 per ounce. During the first quarter of 2010, Kinross realized an average price of $1,065 per ounce compared with $897 in the same period of the prior year. The impact of the Company's gold hedges reduced the average price realized by $44 per ounce.

Foreign currencies

        The Company's non-US operations and exploration activities are carried out in Brazil, Chile, Ecuador and the Russian Federation, with a portion of operating costs and capital expenditures denominated in the local currency. For the first quarter of 2010, the US dollar was weaker relative to the Russian rouble, Brazilian real and Chilean peso compared with the same period in 2009. As at March 31, 2010, the US dollar was slightly weaker compared to the spot Canadian dollar and Russian rouble exchange rate and slightly stronger relative to the Brazilian real and Chilean peso compared with December 31, 2009.

Cost pressures

        The Company has been impacted by industry wide cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, changes in energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines. However, all operations experienced higher fuel costs during the first quarter of 2010 compared with the first quarter of 2009. During the first quarter of 2010, the West Texas Intermediate Crude price averaged $79 per barrel, compared with $43 per barrel in the same period in 2009.

3.     Outlook

        The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

        Approximately 50%-60% of the Company's costs are denominated in US dollars.

        A 10% change in foreign exchange could result in an approximate $8 impact in cost of sales per ounce (i).

(i)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

        A $10 per barrel change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce

Operational Outlook

        In 2010, Kinross expects to produce approximately 2.2 million attributable gold equivalent ounces.

        Cost of sales per attributable gold equivalent ounce is expected to be approximately $460 to $490 for 2010.

        On a by-product accounting basis, Kinross expects to produce 2.0 million ounces of gold and 10.0 million ounces of silver at an average cost of sales per gold ounce of $420 to $450.

        Based on the new projects approved by the Board of Directors, Kinross has increased its capital expenditures estimate for 2010 to $590 million from $550 million as disclosed in the 2009 Annual MD&A. The revised forecast includes estimated 2010 expenditures of $25 million for the SART plant at Maricunga, and $15 million for the desulphurization circuit at Paracatu.

        The Company has increased its 2010 exploration budget from $79 million as disclosed in the 2009 Annual MD&A to $97 million, primarily reflecting forecast 2010 exploration expenses at the White Gold project, plus small regional additions. This increase brings the 2010 forecast for exploration and business development expenses to $120 million, comprising $97 million for exploration expenses; $17 million for technical and environmental services; and $6 million for corporate development.

        General and administrative expense is forecast to be approximately $140.0 million in 2010.

4.     Project Updates and New Developments

Growth projects at sites

Dvoinoye acquisition

        Kinross continues to make progress on the transaction announced January 20, 2010 to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 100 kilometres north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. The Company has submitted its application to the Russian government authorities to approve foreign ownership of Dvoinoye, as required under Russian law regarding strategic deposits. A number of conditions related to the transaction have already been satisfied, and the Company remains on schedule to close the transaction in the third quarter of 2010. Upon closing of the transaction, Kinross expects to conduct exploration work to prepare a NI 43-101-compliant resource estimate for Dvoinoye, and commence permitting and feasibility work, including engineering and baseline studies.

Paracatu third ball mill

        Installation of the third ball mill at the Paracatu expansion is proceeding as planned. Approximately 40% of procurement commitments have been made, and construction activity has commenced at site. Fabrication of the mill is well advanced in anticipation of delivery in mid-2010. The project remains on budget and on schedule for completion of installation and commissioning in the first half of 2011. Kinross continues to explore additional options to further increase throughput and production at Paracatu.

Maricunga optimization

        A feasibility study on the Maricunga optimization project remains on schedule for completion in the second quarter of 2010. The project contemplates upgrading the mine fleet, installing new primary and secondary crushers, and converting the existing secondary crushers to tertiary crushers, with the goal of increasing ore processing and ounce production by approximately 50%. The Company is undertaking key water studies to support environmental permitting for the project.

New developments

Lobo-Marte

        The Lobo-Marte drilling program continued during the first quarter, with approximately 3,000 metres of hydrogeological drilling completed. Results from 2009 metallurgical drilling were obtained during the quarter and showed encouraging intersections. Subsequent to quarter-end, the Company received approval to undertake an additional 12,000 metres of infill and geotechnical drilling to support preparation of the project feasibility study, targeted for completion in the first quarter of 2011. A permit application for an additional 20,000 metres of drilling, including step-out drilling, will be submitted in early May. Baseline studies are on track to support preparation of the environmental impact assessment for submission to government authorities.

Fruta del Norte

        The Company has made excellent progress in its infill drilling program and the 18,000-metre campaign is now complete, ahead of schedule. The drill results will be used to complete a pre-feasibility study, which is expected to be finalized by year-end. In addition, optimization studies for mining, processing and infrastructure are in progress. Implementation of the new mining regulations continues and, as part of that process, the Company is completing transitional licensing for its concessions. As required by the mining law enacted in 2009, the Company's land titles have been approved by government authorities. Progress continues towards submitting the permit applications required for geotechnical drilling and construction of an exploration decline.

Cerro Casale

        On March 31, 2010 the Company closed an agreement executed on February 17, 2010, to sell one-half of its interest in the Cerro Casale project to Barrick Gold Corporation ("Barrick"). The Company received $454.3 million in gross proceeds, before transaction costs, and the transaction resulted in a gain of $36.7 million, before taxes. Additionally, as part of the agreement Barrick assumed $20 million of a $40 million payment obligation contingent upon a production decision on the project.

        The feasibility study for the project is expected to be submitted to the CMC Board for approval in May. The selection process is underway for an EPCM contractor to advance basic engineering on the project.

Underworld Resources acquisition

        Kinross was successful in its bid to acquire control of Underworld Resources Inc. under its previously announced offer. Kinross now owns a total of 42,663,059 common shares of Underworld, which at the time of the close of the offer represented approximately 81.6% of Underworld's issued and outstanding common shares on a fully-diluted basis. Kinross intends to effect a subsequent acquisition transaction in the third quarter to acquire the remaining Underworld shares.

        Underworld's key asset is the White Gold project, located in the Tintina gold belt, approximately 95 kilometres south of Dawson City, Yukon Territory. Kinross expects to spend approximately $15 million in 2010 on drilling programs at the Golden Saddle and Arc targets aimed at expanding the resource, as well as focussing on other quality targets identified by Underworld.

Process enhancements

Paracatu desulphurization

        The Board of Directors has approved installation of a $30 million desulphurization circuit at Paracatu. The new circuit is expected to reduce sulphur content in the tailings and increase gold recoveries in Plant 2 at Paracatu by approximately 4% when fully commissioned. The circuit is expected to be operational in the third quarter of 2011 and to be ready for commissioning of the new Eustaquio tailings facility in 2012.

Maricunga SART plant

        The Board of Directors has approved an investment in a $46 million Sulphidization, Acidification, Recycling and Thickening (SART) plant at Maricunga. With the copper content in ore mined at Maricunga expected to increase significantly beginning in the second half of 2011, the SART plant is expected to optimize gold recovery by removing copper from the heap leach solution, adding approximately 10,000 gold equivalent ounces of copper production per year, and significantly reduce reagent consumption. The plant is expected to be operational by late 2011.

New investments

        On May 4, the Company subscribed for 24 million common shares of Red Back Mining Inc. ("Red Back") pursuant to a private placement. After giving effect to the private placement, the Company will hold approximately 9.4% of Red Back's issued and outstanding common shares. The subscription price is CDN$25.00 per common share for an aggregate purchase price of CDN$600 million. The Company will have the right to nominate a director for appointment to the Red Back Board of Directors, and for one year following closing, the right to participate in any subsequent securities offering in order to maintain its interest in Red Back at the time of any such offering.

        The investment gives Kinross exposure to one of the world's fastest-growing gold regions, West Africa, and is consistent with the Company's strategy to partner with well-managed companies with quality assets highly-prospective regions. Based in Vancouver, B.C., Canada, Red Back currently operates two gold mines in West Africa, the Tasiast gold mine in Mauritania and the Chirano gold mine in Ghana, and holds an extensive exploration portfolio in both countries and in Côte d'Ivoire. Red Back produced 342,085 ounces of gold in 2009 and has stated that it expects to produce 485,000-525,000 ounces in 2010.

        The private placement is subject to certain conditions, including approval by the TSX, and is expected to close in May 2010.

Exploration update

        Exploration expenses for Q1 2010 were $13.0 million, compared with $7.5 million for the corresponding period in 2009. Capitalized exploration expenses totalled $0.3 million.

        Kinross was active on more than 30 mine site, near-mine and greenfields projects in the first quarter with a total of 45,961 metres drilled.

  /*/
  Kupol:   Drilling re-started in January gradually ramping up to four rigs by quarter-end. Twenty-three holes were completed for 5,339 metres. Drilling focused on continuing to infill at the 650, North Extension and South zones. Over 40,000 metres are planned for completion in 2010 to upgrade inferred resources to indicated category.

  /*/
  La Coipa:   Kinross completed more than 13,000 metres of resource definition at Can Can, Portezuelo and Coipa Norte. Approximately 1,300 metres was drilled on new targets at Purén Sur and on the Esperanza project (20 km northeast of Purén). Mapping, geochemistry and geophysics are being applied to advance the next generation of targets in the La Coipa district.

  /*/
  Kettle River-Buckhorn:  The drilling program at Curlew (2,057 metres) was completed before the rig commenced its first hole at the Buckhorn South target (1 km south of the Buckhorn mine). Infill drilling at Buckhorn continued definition work on the South West Zone (SWZ) with some holes extended to test potential for deeper, mineralized marble units underlying the orebody.

  /*/
  Kupol East and West (37.5% Kinross):  Drilling recommenced at Maroshka in March (629 metres). A total of 4,200 metres is scheduled at Kupol West and a further 1,200 metres are planned for Kupol East.

  /*/
  Cerro Contreras (Kinross earning 100%):  Nine additional holes were drilled (2,765 metres) to complete a second phase of drilling that tested deeper sections of multiple vein targets.

  /*/
  Generative Projects in 2010:  New joint ventures and earn-in options completed in the first quarter include the, Azufres Atacama (Maricunga Belt, Chile) and an agreement with Laurentian Goldfields to form a joint venture on the recently staked Goldpines project (Ontario). Additionally, letters of intent were signed regarding the Pirelli and Camacho projects (Mexico). New project areas were staked in Mexico (Grunidora, 50 km southeast of Peñasquito and Piedras Azules in the Pinos Altos district). Additional lands were staked in Nevada (Transvall) and Brazil (Araguaia and Guarinos belts). Plans were agreed with Polyus Gold for exploration at Chertova Koryto and Degdekan, and for project generation in the Russian Far East. Work will commence in the second quarter on these projects.

5.     Consolidated Results of Operations

Operating highlights

	Three months ended March 31,
(in millions, except ounces and per share amounts)	2010	2009	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	592,364	591,169	1,195	0%
Sold(b)	618,746	590,511	28,235	5%
Attributable gold equivalent ounces(a)
Produced(b)	544,134	526,888	17,246	3%
Sold(b)	567,097	526,807	40,290	8%
Gold ounces — sold	571,622	538,881	32,741	6%
Silver ounces — sold (000's)	3,087	3,721	(634)	(17%	)
Average realized gold price ($/ounce)	$1,065	$897	$168	19%
Financial Data
Metal sales	$657.6	$532.7	$124.9	23%
Cost of sales(c)	$277.4	$234.5	$42.9	18%
Accretion and reclamation expense	$5.2	$4.6	$0.6	13%
Depreciation, depletion and amortization	$128.9	$111.2	$17.7	16%
Operating earnings	$193.4	$140.6	$52.8	38%
Net earnings	$110.6	$76.5	$34.1	45%

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2010 was 65.66:1, compared with 72.08:1 for the first quarter of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Operating Earnings (Loss) by Segment

	Three months ended March 31,
(in millions)	2010	2009	Change	% Change(c)
Operating segments
Fort Knox	$24.0	$5.6	$18.4	329%
Round Mountain	17.0	15.3	1.7	11%
Kettle River-Buckhorn	16.0	10.6	5.4	51%
Kupol	90.7	114.7	(24.0)	(21%	)
Paracatu	52.0	4.9	47.1	961%
Crixás	9.3	3.3	6.0	182%
La Coipa	13.9	9.8	4.1	42%
Maricunga	22.4	15.2	7.2	47%
Non-operating segments
Fruta del Norte	(8.9)	(2.7)	(6.2)	230%
Cerro Casale(a)	—	(0.3)	0.3	nm
Corporate and Other(b)	(43.0)	(35.8)	(7.2)	(20%	)

Total	$193.4	$140.6	$52.8	38%

(a)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
(b)
Corporate and Other includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(c)
"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) — USA

	Three months ended March 31,
	2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,249	7,459	(2,210)	(30%	)
Tonnes processed (000's)(a)	3,969	3,048	921	30%
Grade (grams/tonne)(b)	0.71	0.58	0.13	22%
Recovery(b)	79.9%	79.6%	0.3%	0%
Gold equivalent ounces:
Produced	69,640	48,626	21,014	43%
Sold	69,816	49,424	20,392	41%
Financial Data (in millions)
Metal sales	$77.5	$45.1	$32.4	72%
Cost of sales(c)	36.6	33.2	3.4	10%
Accretion and reclamation expense	0.4	0.4	—	—
Depreciation, depletion and amortization	15.9	5.7	10.2	179%

	24.6	5.8	18.8	324%
Exploration	0.6	0.2	0.4	200%

Segment Earnings	$24.0	$5.6	$18.4	329%

(a)
Includes 661,000 tonnes placed on the heap leach pad.
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.22 grams per tonne.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2010 vs. First quarter 2009

        Tonnes of ore mined was lower in the first quarter of 2010 compared with the first quarter of 2009 primarily due to winter air inversions caused by warmer than usual temperatures. The air inversions reduced the utilization of shovels and haul trucks during the quarter. Tonnes of ore processed during the period were 30% higher than the first quarter of 2009, largely due to the rehandling of stockpile material and placement on the heap leach pad. The gold grades processed through the mill were 22% higher than the same period in 2009 due to sequencing as the mine plan called for processing higher grade ore. Gold equivalent ounces produced were 43% higher than the first quarter of 2009 due to higher tonnes processed, a higher gold grade and production from the heap leach pad which was not operating until the fourth quarter of 2009.

        Metal sales were higher than the same period in the prior year largely due to higher gold equivalent ounces sold and higher metal prices. Higher gold equivalent ounces sold increased metal sales by $22.6 million while the remainder of the increase was due to higher metal prices realized. Cost of sales were higher largely due to more gold equivalent ounces sold. Depreciation, depletion and amortization were 179% higher than the first quarter of 2009, due to the amortization of the heap leach operation, which began production during the fourth quarter of 2009, and higher gold equivalent ounces sold.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended March 31,
	2010	2009	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)(b)	4,254	5,891	(1,637)	(28%	)
Tonnes processed (000's)(b)	7,932	9,668	(1,736)	(18%	)
Grade (grams/tonne)(b)	0.53	0.48	0.05	10%
Gold equivalent ounces:
Produced	45,629	50,176	(4,547)	(9%	)
Sold	45,532	50,986	(5,454)	(11%	)
Financial Data (in millions)
Metal sales	$50.4	$46.5	$3.9	8%
Cost of sales(c)	28.3	26.0	2.3	9%
Accretion and reclamation expense	0.4	0.4	—	—
Depreciation, depletion and amortization	4.7	4.7	—	—

	17.0	15.4	1.6	10%
Exploration	—	0.1	(0.1)	(100%	)

Segment earnings	$17.0	$15.3	$1.7	11%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represent 100%.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2010 vs. First quarter 2009

        Tonnes of ore mined and processed in the first quarter of 2010 were lower than in the first quarter of 2009 due to mine sequencing. The mine plan called for higher capitalized development during the first quarter of 2010 compared with the first quarter of 2009. Grades processed in the first quarter of 2010 were higher compared with the first quarter of 2009 largely due to mine sequencing. Gold equivalent ounces produced were lower as the higher gold grades were offset by fewer tonnes processed.

        Metal sales were 8% higher compared with the first quarter of 2009 as higher metal prices realized more than offset the lower gold equivalent ounces sold.

Kettle River-Buckhorn (100% ownership and operator) — USA

	Three months ended March 31,
	2010	2009	Change		% Change(b)
Operating Statistics
Tonnes ore mined (000's)	88	55	33		60%
Tonnes processed (000's)	92	47	45		96%
Grade (grams/tonne)	19.58	19.50	0.08		0%
Recovery	90.6%	93.7%	(3.1%	)	(3%	)
Gold equivalent ounces:
Produced	48,405	27,899	20,506		74%
Sold	46,080	35,161	10,919		31%
Financial Data (in millions)
Metal sales	$51.2	$32.1	$19.1		60%
Cost of sales(a)	12.9	10.8	2.1		19%
Accretion and reclamation expense	0.4	0.3	0.1		33%
Depreciation, depletion and amortization	21.1	10.1	11.0		109%

	16.8	10.9	5.9		54%
Exploration	1.1	0.3	0.8		267%
Other	(0.3)	—	(0.3)		nm

Segment earnings	$16.0	$10.6	$5.4		51%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(b)
"nm" means not meaningful

First quarter 2010 vs. First quarter 2009

        Tonnes of ore mined and processed were higher in the first quarter of 2010 compared with the first quarter of 2009, as Kettle River-Buckhorn was ramping up to targeted mining and processing rates during the first quarter of 2009. Tonnes of ore mined and processed in the first quarter of 2010, however, were consistent with expectations. Gold equivalent ounces sold were higher than the first quarter of 2009 largely due to higher tonnes processed.

        Metal sales and cost of sales were higher mainly due to higher gold equivalent ounces sold. Also contributing to higher metal sales were higher gold prices realized during the first quarter of 2010 compared with the first quarter of 2009, which amounted to $7.0 million of the increase in metal sales. Depreciation, depletion and amortization were higher due to more gold equivalent ounces sold and a decrease in reserves at 2009, which decreased the base on which the majority of depreciation is calculated.

Kupol (75% ownership and operator) — Russian Federation

	Three months ended March 31,
	2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	313	257	56	22%
Tonnes processed (000's)(a)	283	293	(10)	(3%	)
Grade (grams/tonne):
Gold	20.20	24.91	(4.71)	(19%	)
Silver	241.99	286.70	(44.71)	(16%	)
Recovery:
Gold	95.3%	95.1%	0.2%	0%
Silver	83.1%	82.1%	1.0%	1%
Gold equivalent ounces:(a),(b)
Produced	192,921	257,123	(64,202)	(25%	)
Sold	206,595	254,814	(48,219)	(19%	)
Silver ounces:
Produced (000's)	1,756.5	2,263.3	(506.8)	(22%	)
Sold (000's)	1,792.9	2,175.8	(382.9)	(18%	)
Financial Data (in millions)
Metal sales	$201.1	$228.5	$(27.4)	(12%	)
Cost of sales(c)	64.8	57.2	7.6	13%
Accretion and reclamation expense	0.4	0.4	—	—
Depreciation, depletion and amortization	43.8	55.6	(11.8)	(21%	)

	92.1	115.3	(23.2)	(20%	)
Exploration	1.4	0.6	0.8	133%

Segment earnings	$90.7	$114.7	(24.0)	(21%	)

(a)
Tonnes of ore mined/processed and production and sales represents 100%.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2010 was 65.66:1, compared with 72.08:1 for the first quarter of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2010 vs. First quarter 2009

        Tonnes of ore mined were higher in the first quarter of 2010 compared with the first quarter of 2009 due to the addition of mine equipment during 2009. Grades were lower in the first quarter of 2010 compared with the first quarter of 2009 due to mine sequencing and were consistent with plan. Gold equivalent ounces produced were 25% lower than the first quarter of 2009 due to lower grades. Gold equivalent ounces sold for the first quarter of 2010 were higher than produced due to timing of shipments and the sale of finished goods inventory on hand at the end of 2009.

        Metal sales were 12% lower than the same period in the prior year as lower gold equivalent ounces sold more than offset the impact of higher metal prices. Cost of sales were higher due largely to higher labour costs incurred during the quarter compared with the first quarter of 2009. Depreciation, depletion and amortization were lower primarily due to fewer gold equivalent ounces sold.

Paracatu (100% ownership and operator) — Brazil

	Three months ended March 31,
	2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	11,417	8,893	2,524	28%
Tonnes processed (000's)	10,110	8,997	1,113	12%
Grade (grams/tonne)	0.46	0.42	0.04	10%
Recovery	76.1%	61.0%	15.1%	25%
Gold equivalent ounces:
Produced	117,472	72,745	44,727	61%
Sold	121,121	72,093	49,028	68%
Financial Data (in millions)
Metal sales	$134.2	$65.4	$68.8	105%
Cost of sales(a)	67.3	48.0	19.3	40%
Accretion and reclamation expense	0.6	0.3	0.3	100%
Depreciation, depletion and amortization	15.8	10.6	5.2	49%

	50.5	6.5	44.0	677%
Other	(1.5)	1.6	(3.1)	(194%	)

Segment earnings	$52.0	$4.9	$47.1	961%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2010 vs. First quarter 2009

        Tonnes of ore mined and tonnes of ore processed in the first quarter of 2010 were higher than in the first quarter of 2009 largely due to improvements in operating time and throughput of plant 2. These improvements also resulted in recoveries 25% higher than in the first quarter of 2009. Grades were higher due to mine sequencing. Gold equivalent ounces produced were 61% higher than the first quarter of 2009 due to higher grades and recoveries. Gold equivalent ounces sold during the first quarter of 2010 were higher than gold equivalent ounces produced due to timing of shipments as shipments that were produced at the end of 2009 were sold during the first quarter of 2010.

        Metal sales increased by over 100% due to higher gold equivalent ounces sold and higher metal prices. Higher sales volumes accounted for $54.3 million of the $68.8 million increase in metal sales. Cost of sales and depreciation, depletion and amortization were higher largely due to higher gold equivalent ounces sold. Cost of sales was also impacted by higher labour and contractor costs incurred during the first quarter of 2010 compared with the first quarter of 2009. Depreciation depletion and amortization also increased due to a reduction in reserves at December 31, 2009 which increased the basis by which the majority of depreciation is calculated.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended March 31,
	2010	2009	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	276	202	74	37%
Tonnes processed (000's)(a)	276	202	74	37%
Grade (grams/tonne)	4.44	3.94	0.50	13%
Recovery	94.9%	90.4%	4.5%	5%
Gold equivalent ounces:
Produced	18,856	11,595	7,261	63%
Sold	20,584	13,548	7,036	52%
Financial Data (in millions)
Metal sales	$22.1	$12.1	$10.0	83%
Cost of sales(b)	8.9	5.8	3.1	53%
Accretion and reclamation expense	0.1	—	0.1	nm
Depreciation, depletion and amortization	3.9	1.9	2.0	105%

	9.2	4.4	4.8	109%
Exploration	0.1	0.8	(0.7)	(88%	)
Other	(0.2)	0.3	(0.5)	(167%	)

Segment earnings	$9.3	$3.3	$6.0	182%

(a)
Tonnes of ore mined/processed represent 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

First quarter 2010 vs. First quarter 2009

        Tonnes of ore mined and processed in the first quarter of 2010 were 37% higher than the first quarter of the prior year as a result of the mill expansion, which occurred during 2009. Grades were higher due to mine sequencing. Recoveries were higher in 2010 compared with 2009 and reflect the impact of the new leaching tanks which were installed in the latter part of 2009. Gold equivalent ounces produced were higher due to higher throughput, grades and recoveries.

        Metal sales increased by 83% compared with the first quarter of 2009 due to higher gold equivalent ounces sold and higher metal prices. Cost of sales and depreciation, depletion and amortization were higher largely due to higher gold equivalent ounces sold.

La Coipa (100% ownership and operator) — Chile

	Three months ended March 31,
	2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	865	866	(1)	(0%	)
Tonnes processed (000's)(a)	1,231	1,419	(188)	(13%	)
Grade (grams/tonne):
Gold	1.08	1.08	—	—
Silver	38.15	64.87	(26.72)	(41%	)
Recovery:
Gold	77.9%	84.9%	(7.0% )	(8%	)
Silver	62.0%	63.6%	(1.6% )	(3%	)
Gold equivalent ounces(b):
Produced	47,664	66,240	(18,576)	(28%	)
Sold	58,688	56,262	2,426	4%
Silver ounces:
Produced (000's)	945.0	1,792.0	(847.0)	(47%	)
Sold (000's)	1,117.0	1,415.6	(298.6)	(21%	)
Financial Data (in millions)
Metal sales	$65.1	$51.4	$13.7	27%
Cost of sales(c)	30.0	22.0	8.0	36%
Accretion and reclamation expense	2.3	2.1	0.2	10%
Depreciation, depletion and amortization	17.9	17.0	0.9	5%

	14.9	10.3	4.6	45%
Exploration	1.0	0.4	0.6	150%
Other	—	0.1	(0.1)	(100%	)

Segment earnings	$13.9	$9.8	$4.1	42%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2010 was 65.66:1, compared with 72.08:1 for the first quarter of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter 2010 vs. First quarter 2009

        Tonnes of ore processed and recoveries in the first quarter of 2010 were lower than the same period of the prior year largely due to changes in ore blend. Production was lower due to lower throughput, grades and recoveries. Gold equivalent ounces sold were higher than production for the first quarter of 2010 due to timing of shipments as ounces produced at the end of the fourth quarter of 2009 were sold during the first quarter of 2010.

        Metal sales were higher in the first quarter of 2010 compared with the first quarter of 2009 due to higher gold equivalent ounces sold and higher metal prices. Cost of sales in the first quarter of 2010 was higher due to higher gold equivalent ounces sold.

Maricunga (100% ownership and operator) — Chile

	Three months ended March 31,
	2010	2009	Change	% Change(d)
Operating Statistics(a)
Tonnes ore mined (000's)(b)	3,541	3,468	73	2%
Tonnes processed (000's)(b)	3,604	3,664	(60)	(2%	)
Grade (grams/tonne)	0.81	0.87	(0.06)	(7%	)
Gold equivalent ounces:
Produced	51,777	56,765	(4,988)	(9%	)
Sold	50,330	58,223	(7,893)	(14%	)
Financial Data (in millions)
Metal sales	$56.0	$51.6	$4.4	9%
Cost of sales(c)	28.6	31.5	(2.9)	(9%	)
Accretion and reclamation expense	0.2	0.2	—	—
Depreciation, depletion and amortization	4.2	4.5	(0.3)	(7%	)

	23.0	15.4	7.6	49%
Exploration	—	0.2	(0.2)	(100%	)
Other	0.6	—	0.6	nm

Segment earnings	$22.4	$15.2	$7.2	47%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represents 100% of mine production.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

First quarter 2010 vs. First quarter 2009

        Gold grades were lower during the first quarter of 2010 compared with the first quarter of 2009 due to sequencing. However, the gold grades realized during the first quarter of 2010 were consistent with the mine plan. Gold equivalent ounces produced were lower due to lower grades and more refractory ore.

        Metal sales for the first quarter of 2010 were higher than the first quarter of 2009 as higher metal prices more than offset the impact of lower gold equivalent ounces sold. Cost of sales was lower than the first quarter of 2009 due to fewer gold equivalent ounces sold.

Exploration and business development

	Three months ended March 31,
(in millions)	2010	2009	Change	% Change
Exploration and business development	$18.2	$11.0	$7.2	65%

        In the first quarter of 2010, exploration and business development expenses were $18.2 million, compared with $11.0 million for the same period in 2009. Of the total exploration and business development expense, expenditures on exploration totaled $13.0 million for the quarter. Capitalized exploration expenses for the first quarter of 2010 totaled $0.3 million. Kinross was active on more than 30 mine site and greenfield projects in the first quarter with a total of 45,961 metres drilled.

General and administrative

	Three months ended March 31,
(in millions)	2010	2009	Change	% Change
General and administrative	$28.3	$24.7	$3.6	15%

        General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

        Costs for the first quarter of 2010 were $28.3 million, compared with $24.7 million for the same period in 2009. The increase in general and administrative costs was largely due to higher employee related costs.

Other income (expense) — net

	Three months ended March 31,
(in millions)	2010	2009	Change	% Change
Gain on sale of assets and investments — net	$37.3	$0.5	$36.8	7360%
Interest income and other	1.4	1.7	(0.3)	(18%	)
Interest expense	(9.3)	(16.7)	7.4	(44%	)
Foreign exchange gains	1.8	5.6	(3.8)	(68%	)
Net non-hedge derivative gains (losses)	(6.0)	4.7	(10.7)	(228%	)
Working Interest in Diavik Diamond mine	(1.1)	—	(1.1)	nm

	$24.1	$(4.2)	$28.3	(674%	)

(a)
"nm" means not meaningful.

        For the first quarter, other income (expense) increased $28.3 million from an expense of $4.2 million in 2009 to income of $24.1 million in 2010. The discussion below details the changes in Other income (expense) for the first three months of 2010 compared with the first three months of 2009.

Gain on the sale of assets and investments — net

        In the first quarter of 2010, a the Company recognized a gain on the sale of one-half of its interest in Cerro Casale. The disposition resulted in a gain of $36.7 million, before taxes.

Interest income and other

        Interest income and other was consistent with the first quarter of 2009.

Interest expense

        Interest expense decreased by $7.4 million during the first quarter of 2010 compared with the first quarter of 2009. The decrease in interest was primarily due to lower debt balances. Capitalized interest for the quarter was $2.8 million compared with $1.7 million in the first quarter of 2009.

Foreign exchange gains

        In the first quarter of 2010, foreign exchange gains were $1.8 million compared with a gain of $5.6 million for the first three months of 2009. The foreign exchange gains primarily relate to the translation and revaluation of net monetary liabilities, primarily future income taxes, denominated in foreign currencies to the US dollar.

Net non-hedge derivative gains (losses)

        Non-hedge derivative losses were recognized during the first quarter of 2010, compared with non-hedge derivative gains in the first quarter of 2009. Losses were recognized during the first quarter of 2010 largely due to the impact of the credit adjustment on the gold and silver derivatives and greater hedge ineffectiveness compared with the first quarter of 2009.

Income and mining taxes

        Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company recorded a tax provision of $78.8 million on earnings before taxes of $217.5 million, compared with a tax provision of $33.1 million on earnings before taxes and other items of $136.4 million in the first three months of 2009. The Company's tax provision increased compared with the first quarter of 2009 largely due to the sale of one-half of its interest in Cerro Casale as well as changes in its income mix.

        There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

        Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended March 31,
(in millions)	2010	2009	Change	% Change
Cash flow:
Provided from operating activities	$212.0	$165.4	$46.6	28%
Provided from (used in) investing activities	357.9	(435.2)	793.1	(182%	)
Provided from (used in) financing acitvities	(101.3)	366.8	(468.1)	(128%	)
Effect of exchange rate changes on cash	0.1	(1.2)	1.3	(108%	)

Increase in cash and cash equivalents	468.7	95.8	372.9	389%
Cash and cash equivalents, beginning of period	597.4	490.6	106.8	22%

Cash and cash equivalents, end of period	1,066.1	586.4	479.7	82%
Short-term investments	25.0	160.1	(135.1)	(84%	)

	$1,091.1	$746.5	$344.6	46%

        Cash and cash equivalent balances increased by $344.6 million during the first quarter of 2010 compared with the first quarter of 2009. Detailed discussions regarding these cash flow movements are noted below.

Operating Activities

First quarter 2010 vs. First quarter 2009

        During 2010, cash provided from operating activities increased by $46.6 million to $212.0 million from $165.4 million during the first quarter of 2009. The increase was primarily attributed to an increase in gross margin and a reduction in inventories compared with increased spending on inventories during the first quarter for 2009. Inventory that had accumulated during 2009 was either sold or consumed during the first quarter of 2010. In 2009 inventory had accumulated largely due to the ramp up at the Paracatu expansion.

Investing Activities

First quarter 2010 vs. First quarter 2009

        Net cash provided from investing activities during the first quarter of 2010 was $357.9 million, compared with cash used in investing activities of $435.2 million in the first quarter of 2009. The primary source of cash during 2010 was the receipt of net proceeds from the disposition of one-half of the Company's interest in the Cerro Casale project. Additionally, during the first quarter of 2009, the Company made an investment in Harry Winston Diamond Corporation, an indirect investment in the Diavik Diamond mine and completed the acquisition in the remaining interest in Lobo-Marte for a total of $213.1 million. In the first quarter of 2009, the Company also invested $125.6 million in short-term investments compared with a disposition of short-term investments of $10.0 million during first quarter of 2010.

        The following table provides a breakdown of capital expenditures:

	Three months ended March 31,
(in millions)	2010	2009	Change	% Change(b)
Operating segments
Fort Knox	$21.7	$23.3	$(1.6)	(7%	)
Round Mountain	7.0	8.6	(1.6)	(19%	)
Kettle River-Buckhorn	2.0	7.7	(5.7)	(74%	)
Kupol	8.4	6.5	1.9	29%
Paracatu	8.8	10.3	(1.5)	(15%	)
Crixás	6.2	6.6	(0.4)	(6%	)
La Coipa	6.5	4.0	2.5	63%
Maricunga	12.5	7.0	5.5	79%
Non-operating segments
Fruta del Norte	0.2	0.3	(0.1)	(33%	)
Cerro Casale(a)	4.0	3.6	0.4	11%
Corporate and other	4.9	0.4	4.5	nm

Total	$82.2	$78.3	$3.9	5%

(a)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
(b)
"nm" means not meaningful.

Financing Activities

First quarter 2010 vs. First quarter 2009

        Net cash used in financing activities during the first quarter of 2010 was $101.3 million, compared with cash provided from financing activities of $366.8 million in the first quarter of 2009. The primary uses of cash during the first three months of 2010 were a net repayment of debt of $56.6 million and dividends paid to common and non-controlling shareholders of $42.0 million. In the first quarter of 2009, the primary sources of cash were the proceeds from the equity offering of $396.4 million offset by a net repayment of debt of $8.0 million.

Balance Sheets

	As at
(in millions)	March 31, 2010	December 31, 2009
Cash and cash equivalents and short-term investments	$1,091.1	$632.4
Current assets	$1,851.6	$1,390.9
Total assets	$7,979.6	$8,013.2
Current liabilities	$587.9	$638.0
Total long-term financial liabilities(a)	$1,025.1	$1,058.2
Total debt, including current portion	$640.0	$692.2
Total liabilities(b)	$2,293.2	$2,453.7
Shareholders' equity	$5,686.4	$5,559.5
Statistics
Working capital	$1,263.7	$752.9
Working capital ratio(c)	3.15:1	2.18:1

(a)
Includes long-term debt and other long-term liabilities.
(b)
Includes non-controlling interest.
(c)
Current assets divided by current liabilities.

        At March 31, 2010, Kinross had cash and short-term investments of $1,091.1 million, an increase of $458.7 million largely due to the proceeds from the disposition of one-half of the Company's interest in the Cerro Casale project. Current assets increased to $1,851.6 million largely due to the increase in cash. Total assets were reduced to $7,979.6 million primarily due to depreciation, depletion and amortization on property, plant and equipment. Current liabilities were reduced to $587.9 million largely due to a reduction in accounts payable. Total debt was reduced to $640.0 million largely due to repayments made on the debt obligations at Kupol.

        On February 17, 2010, the Board of Directors declared a dividend of $0.05 per common share paid to common shareholders on March 24, 2010.

        As of April 30, 2010, there were 702.6 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.8 million share purchase options outstanding under its share option plan and 30.5 million common share purchase warrants outstanding (convertible to 24.5 million Kinross shares).

Credit Facilities and Financing

Credit facilities

        In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. As at March 31, 2010, the Company had drawn $115.5 million on the amended revolving credit facility compared with $124.4 million as at December 31, 2009.

        Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada ("EDC") for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. As at March 31, 2010 and December 31, 2009, $96.4 million was outstanding under this facility.

        The following table outlines the credit facility utilization:

	As at
(in millions)	March 31, 2010	December 31, 2009
Revolving credit facility(a)	$(115.5)	$(124.4)
Utilization of EDC facility	(96.4)	(96.4)
Draw against Paracatu term loan(a)	—	—
Draw against Kupol project loan	(114.2)	(158.4)

Borrowings	$(326.1)	$(379.2)

Available under revolving credit facility(a)	334.5	325.6
Available under EDC credit facility	28.6	28.6
Available under Paracatu term loan(a)	—	—
Available under Kupol project loan	—	—

Available credit	$363.1	$354.2

(a)
the Paracatu term loan now forms part of the credit facility and amounted to $86.4 million at March 31, 2010 (December 31, 2009 — $95.5 million).

        The amended revolving credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at March 31, 2010.

        Total debt of $640.0 million at March 31, 2010 consists of $406.6 million for the debt component of the convertible debentures, $83.3 million for the Corporate term loan, $114.2 million for the Kupol project loan, and $35.9 million in capital leases and other debt. The current portion of this debt is $132.6 million at March 31, 2010.

Liquidity Outlook

        In 2010, the Company expects to repay $128.1 million related to the Kupol project loan plus any additional cash sweeps required under the project financing loan, $36.4 million for the Corporate term loan and $12.5 million in capital lease and other debt payments.

        The Company's capital resources include existing cash balances and short-term investments of $1,091.1 million, total available credit of $363.1 million including availability under the letter of credit facility and operating cash flows. We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations of approximately $17.1 million in 2010. Prior to investment in capital projects, consideration is given to the cost and availability of various sources of capital resources.

        The Company continually evaluates its capital resources based on its long-term strategic business plan. Alternative sources of capital that could be used to support the long-term growth strategy include issuing new equity, drawing on existing credit facilities, issuing new debt, entering into long-term leases and by selling or acquiring assets.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        The following table provides a summary of derivative contracts outstanding at March 31, 2010:

	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	164,250	319,660	74,075	557,985
Average price	642.50	621.24	674.44	634.56

Gold forward buy contracts (ounces)	164,250	213,440	—	377,690
Average price	1,151.25	1,114.27	—	1,130.35

Silver forward sell contracts (ounces 000's)	2,700	3,600	—	6,300
Average price	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000's)	—	—	—	—
Average price	—	—	—	—

Purchased silver put contracts (ounces 000's)	689	2,806	—	3,495
Average price	13.00	13.00	—	13.00

Sold silver collar contracts (ounces 000's)	689	2,806	—	3,495
Average price	16.86	17.29	—	17.20

	2010	2011	2012	Total
Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	112.5	150.0	—	262.5
Average price	2.13	2.01	—	2.06

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	65.7	60.0	—	125.7
Average price	566.80	536.35	—	552.27

Russian roubles forward buy contracts
(in millions of U.S. dollars)	45.0	—	—	45.0
Average price	34.40	—	—	34.40

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	36.0	—	—	36.0
Average price	1.06	—	—	1.06

Energy
Oil forward buy contracts (barrels)	96,000	—	—	96,000
Average price	72.50	—	—	72.50

        During the first quarter of 2010 the Company entered into gold forward purchase contracts for 91,250 ounces of gold which mature in 2010 at an average price of $1,125.61 per ounce and 213,440 ounces of gold at an average price of $1,114.27 which mature in 2011. Commensurate with the engagement of these derivatives, the Company has de-designated the hedging relationship for 92% of 2010 maturities and 67% of the 2011 maturities.

        Additionally the following new forward buy derivative contracts were engaged during the quarter:

  •
  $177.5 million at an average rate of 1.9960 Brazilian reais which mature in 2010 and 2011;

  •
  $115.8 million at an average rate of 526.19 Chilean pesos which mature in 2010 and 2011;

  •
  $11.0 million at an average rate of 30.36 Russian roubles, which mature in 2010; and

  •
  $20.0 million at an average rate of 1.075 Canadian dollars, which mature in 2010.

Fair value of derivative instruments

        The fair value of derivative instruments are noted in the table below.

	As at
(in millions)	March 31, 2010	December 31, 2009
Asset (liability)
Interest rate swap	$(9.0)	$(8.3)
Foreign currency forward contracts	36.2	38.1
Gold contract related to Julietta sale	4.7	4.3
Gold and silver forward contracts	(309.8)	(332.8)
Energy forward contract	1.1	1.3
Total return swap	(0.3)	(0.2)

	$(277.1)	$(297.6)

Contingent Liability

        The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

7.     Summary of Quarterly Information

	2010	2009				2008
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Metal sales	$657.6	$699.0	$582.3	$598.1	$532.7	$484.4	$503.7	$298.7
Net earnings (loss)	$110.6	$235.6	$(21.5)	$19.3	$76.5	$(968.8)	$64.7	$26.0
Basic earnings (loss) per share	$0.16	$0.34	$(0.03)	$0.03	$0.11	$(1.47)	$0.10	$0.04
Diluted earnings (loss) per share	$0.16	$0.34	$(0.03)	$0.03	$0.11	$(1.47)	$0.10	$0.04
Cash flow provided from (used in) operating activities	$212.0	$306.5	$141.9	$171.8	$165.4	$201.0	$206.0	$(39.7)

        The Company's results over the past several quarters have been largely driven by increases in gold equivalent ounces produced. Additionally fluctuations in the gold and silver price and foreign exchange rates have impacted results.

8.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. During the first quarter of 2010, Maricunga converted to the ERP system that has been utilized by La Coipa. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

9.     International Financial Reporting Standards

        The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual period beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations. Our goal is to make policy changes that are compliant with IFRS but also provide the most meaningful information to our shareholders.

        The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project.

  •
  Assessment phase: In this phase, the Company formed a Steering Committee, established a project management team and a working group, developed an initial project plan, and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q1 2009.

  •
  Design phase: This phase involves the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between Kinross accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Accounting Policy Committee, completion of an IT systems impact analysis and the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel.

  •
  Implementation phase: This phase involves the implementation of the necessary changes to our information systems and business processes as identified through the assessment and design phases of the changeover plan. Significant implementation phase milestones include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

        During the first quarter of 2010, the Company, with the assistance of its third party advisor, substantially completed the design phase and commenced the implementation phase of its changeover plan. During this period, specific project milestones achieved include: further progression in the identification of required changes to internal controls over financial reporting; further progression in determining and selecting accounting policies; further progression in the preparation of draft mock-up financial statements and notes under IFRS; hiring additional resources in accordance with our IFRS resource plan; the commencement of in-depth IFRS technical and process training; the completion of initial contract and agreement reviews for IFRS implications; and progression in the preparation of a January 1, 2010 opening balance sheet under IFRS. Updates regarding the progress of the IFRS changeover project are provided to the Company's Audit Committee on a quarterly basis.

        The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts described below may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, systems and processes and other areas of our business in future MD&As as they are determined.

First time adoption

        The Company's adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following paragraphs outline the significant optional IFRS 1 exemptions the Company expects to apply in its first IFRS financial statements.

Business combinations

        IFRS 1 permits companies to apply IFRS 3 Business Combinations ("IFRS 3") prospectively to business combinations occurring on or after the transition date, being January 1, 2010 for the Company. As a result of applying this election, the Company will be required to restate any business combinations effected during the 2010 year which were originally reported under Canadian GAAP, for comparative reporting in 2011. The alternative, retrospective application of IFRS 3, would require the restatement of all business combinations occurring prior to the date of transition to IFRS in addition to those occurring on or after January 1, 2010. We expect to elect the business combinations exemption and adopt IFRS 3 prospectively beginning on January 1, 2010.

        The election of this exemption, however, does not preclude the Company from assessing its assets that were acquired and liabilities assumed through business combinations occurring prior to the Company's transition date to comply with IFRS requirements in establishing the Company's opening balance sheet at January 1, 2010.

Borrowing costs

        IFRS 1 permits entities to apply IAS 23 Borrowing Costs ("IAS 23") prospectively from the transition date under certain circumstances. The alternative to this election would be to retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements in addition to capitalizing borrowing costs in accordance with IFRS prospectively from the Company's transition date of January 1, 2010. We expect to elect the borrowing costs exemption, and apply IAS 23 prospectively from January 1, 2010. In effecting this election, we will reverse the carrying value of previously capitalized borrowing costs as determined under the Company's previous Canadian GAAP accounting policy for such costs on January 1, 2010 with an adjustment to the Company's opening retained earnings.

Other elective exemptions

        The Company also expects to elect the exemption allowing the elimination of cumulative translation differences on transition. Other available exemptions continue to be evaluated, including the exemption related to decommissioning liabilities (asset retirement obligations).

Ongoing accounting policies

Business combinations

        There are several differences between currently effective Canadian GAAP, CICA 1581 Business Combinations, and IFRS 3. The differences that are expected to impact the Company significantly are:

  •
  Valuation of equity securities issued by an acquirer in a business combination — the Company currently values such securities by reference to their market price around the date the terms of the acquisition are agreed to and announced. Under IFRS, the valuation of equity securities issued by an acquirer in a business combination must be valued by reference to their market price on the closing date.

  •
  Transaction costs — the Company currently capitalizes direct, incremental acquisition related costs in the cost of the acquisition. Under IFRS, acquisition related costs paid to third parties are excluded from the capitalized cost of acquisition, and expensed by the acquirer.

  •
  Restructuring costs — the Company currently recognizes provisions for restructuring associated with the acquiree's operations as assumed liabilities at the date of acquisition in a business combination if certain conditions are met. Under IFRS, only those restructuring costs meeting the criteria for recognition by the acquiree can be recorded as a liability assumed at the date of acquisition in a business combination.

Goodwill

        Under Canadian GAAP, the Company currently recognizes exploration potential acquired in a business combination (referred to as "Expected Additional Value" or "EAV") within goodwill. IFRS requires that exploration potential be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, we expect exploration potential currently recognized within goodwill to remain as goodwill on the date of transition, subject to any impairment charges as determined in accordance with IFRS, and we intend to recognize exploration potential acquired in business combinations effected on or after January 1, 2010 within property, plant and equipment.

        As the Company's goodwill balance will not include exploration potential acquired in business combinations on or after January 1, 2010 under IFRS, the goodwill impairment model is expected to change on transition.

Impairment of property, plant and equipment

        Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Under IFRS, IAS 36 Impairment of Assets ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carrying amount. The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount. The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

        IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed. Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Warrants

        Under Canadian GAAP, the Company accounts for its Canadian dollar denominated warrants, primarily related to the Bema and Aurelian acquisitions, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer be classified as liabilities unless they are issued pro rata to all existing shareholders, in which case they would be classified as equity. As such, upon adoption of IFRS, our outstanding Canadian dollar denominated warrants will be reclassified as liabilities and will be recognized at fair value, with changes in value being recorded in the statement of operations.

Other accounting policies

        The Company continues to evaluate the impact of IFRS adoption on other areas, such as the accounting for income taxes and decommissioning liabilities (asset retirement obligations), which may result in significant differences from current Canadian GAAP accounting policies.

IFRS recent pronouncements

Joint Arrangements

        The International Accounting Standards Board ("IASB") has issued Exposure Draft 9 Joint Arrangements ("ED 9") which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting. ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting. ED 9 is expected to result in the issue of a final IFRS standard in 2010, which the Company will be required to adopt during a period subsequent to its transition to IFRS. The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

10.  Critical Accounting Policies, Estimates and Accounting Changes

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2009 Annual MD&A.

        For a discussion of recent accounting pronouncements please refer to Note 2 of the accompanying interim unaudited consolidated financial statements for the three month period ended March 31, 2010.

11.  Risk Analysis

        The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. For a discussion of risk factors related to the mining industry in general and specific to Kinross, please refer to the Company's most recently filed Annual Information Form for the year ended December 31, 2009, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "targets", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross' current expectations; (6) the new feasibility study prepared and approved by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations; and (14) the satisfaction of the closing conditions under the subscription agreement pursuant to which Kinross will acquire an approximately 9.4% interest in Red Back Mining Inc. and the closing of such transaction consistent with Kinross' expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

        Approximately 50%-60% of the Company's costs are denominated in US dollars.

        A 10% change in foreign exchange could result in an approximate $8 impact in cost of sales per ounce.(ii)

        A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information

        The technical information about the Company's material mineral properties contained in this Management's Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

(ii)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		March 31, 2010	December 31, 2009
Assets
Current assets
Cash, cash equivalents and short-term investments	Note 4	$1,091.1	$632.4
Restricted cash		46.3	24.3
Accounts receivable and other assets		143.6	135.5
Inventories	Note 4	528.4	554.4
Unrealized fair value of derivative assets	Note 6	42.2	44.3

		1,851.6	1,390.9
Property, plant and equipment	Note 4	4,402.8	4,989.9
Goodwill	Note 4	818.9	1,179.9
Long-term investments	Note 4	718.9	292.2
Unrealized fair value of derivative assets	Note 6	7.5	1.9
Deferred charges and other long-term assets	Note 4	179.9	158.4

		$7,979.6	$8,013.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$290.6	$312.9
Current portion of long-term debt	Note 7	132.6	177.0
Current portion of reclamation and remediation obligations	Note 8	15.9	17.1
Current portion of unrealized fair value of derivative liabilities	Note 6	148.8	131.0

		587.9	638.0
Long-term debt	Note 7	507.4	515.2
Other long-term liabilities	Note 4	517.7	543.0
Future income and mining taxes		529.6	624.6

		2,142.6	2,320.8

Non-controlling interest		150.6	132.9

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	$6,463.0	$6,448.1
Contributed surplus		165.7	169.6
Accumulated deficit		(762.3)	(838.1)
Accumulated other comprehensive loss	Note 5	(180.0)	(220.1)

		5,686.4	5,559.5

Contingencies	Note 13
Subsequent events	Note 14

		$7,979.6	$8,013.2

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		696,839,796	696,027,270

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited expressed in millions of United States dollars, except share amounts)

		Three months ended March 31,
		2010	2009
Revenue
Metal sales		$657.6	$532.7
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		277.4	234.5
Accretion and reclamation expense		5.2	4.6
Depreciation, depletion and amortization		128.9	111.2

		246.1	182.4
Other operating costs		6.2	6.1
Exploration and business development		18.2	11.0
General and administrative		28.3	24.7

Operating earnings		193.4	140.6
Other income (expense) — net	Note 4	24.1	(4.2)

Earnings before taxes and other items		217.5	136.4
Income and mining taxes expense — net		(78.8)	(33.1)
Equity in losses of associated companies	Note 4	(3.2)	(0.7)
Non-controlling interest		(24.9)	(26.1)

Net earnings		$110.6	$76.5

Earnings per share
Basic		$0.16	$0.11
Diluted		$0.16	$0.11
Weighted average number of common shares outstanding (millions)
Basic	Note 11	696.4	680.3
Diluted	Note 11	699.7	686.3

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited expressed in millions of United States dollars, except share amounts)

	Three months ended March 31,
	2010	2009
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$110.6	$76.5
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	128.9	111.2
Accretion and reclamation expenses	5.2	4.6
Accretion of convertible debt and deferred financing costs	4.4	4.2
Gain on disposal of assets and investments — net	(37.3)	(0.5)
Equity in losses of associated companies	3.2	0.7
Non-hedge derivative losses (gains) — net	6.0	(4.7)
Future income and mining taxes	(8.8)	(5.8)
Non-controlling interest	24.9	26.1
Stock-based compensation expense	8.1	7.6
Foreign exchange gains and Other	(18.9)	(5.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(8.2)	(3.2)
Inventories	16.8	(31.8)
Accounts payable and other liabilities	(22.9)	(14.5)

Cash flow provided from operating activities	212.0	165.4

Investing:
Additions to property, plant and equipment	(82.2)	(78.3)
Asset purchases — net of cash acquired	—	(41.4)
Net proceeds from the sale of long-term investments and other assets	450.6	0.1
Disposals (additions) to long-term investments and other assets	2.1	(171.7)
Net proceeds from the sale of property, plant and equipment	0.2	—
Disposals (additions) to short-term investments	10.0	(125.6)
Decrease in restricted cash	(22.0)	(18.2)
Other	(0.8)	(0.1)

Cash flow provided from (used in) investing activities	357.9	(435.2)

Financing:
Issuance of common shares	—	396.4
Issuance of common shares on exercise of options and warrants	3.0	9.8
Proceeds from issuance of debt	7.5	5.2
Repayment of debt	(64.1)	(13.2)
Dividends paid to common shareholders	(34.8)	(27.8)
Dividends paid to non-controlling shareholder	(7.2)	—
Settlement of derivative instruments	(5.7)	(3.6)

Cash flow provided from (used in) financing activities	(101.3)	366.8

Effect of exchange rate changes on cash	0.1	(1.2)

Increase in cash and cash equivalents	468.7	95.8
Cash and cash equivalents, beginning of period	597.4	490.6

Cash and cash equivalents, end of period	$1,066.1	$586.4

Cash and cash equivalents, end of period	$1,066.1	$586.4
Short-term investments	$25.0	$160.1

Cash, cash equivalents and short-term investments	$1,091.1	$746.5

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Unaudited expressed in millions of United States dollars, except share amounts)

	Three months ended March 31,
	2010	2009
Common share capital and common share purchase warrants
Balance beginning of period	$6,448.1	$5,873.0
Shares issued on equity offering	—	396.4
Shares issued on acquisition of Lobo-Marte	—	102.9
Common shares issued for employee share purchase plan	1.5	1.1
Transfer from contributed surplus of exercise of options and restricted shares	11.4	14.1
Options and warrants exercised, including cash	2.0	34.8

Balance at the end of the period	$6,463.0	$6,422.3

Contributed surplus
Balance beginning of period	$169.6	$168.5
Stock-based compensation	7.5	6.4
Aurelian options exercised	—	(5.0)
Transfer of fair value of exercised options and restricted shares	(11.4)	(9.1)

Balance at the end of the period	$165.7	$160.8

Accumulated deficit
Balance beginning of period	$(838.1)	$(1,100.2)
Adoption of new accounting policy	—	14.6
Dividends paid	(34.8)	(27.7)
Net earnings	110.6	76.5

Balance at the end of the period	$(762.3)	$(1,036.8)

Accumulated other comprehensive income (loss)
Balance beginning of period	$(220.1)	$(164.4)
Adoption of new accounting policy	—	1.6

Adjusted balance, beginning of period	$(220.1)	$(162.8)
Other comprehensive income (loss)	40.1	(13.3)

Balance at the end of the period	$(180.0)	$(176.1)

Total accumulated deficit and accumulated other comprehensive income (loss)	$(942.3)	$(1,212.9)

Total common shareholders' equity	$5,686.4	$5,370.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited expressed in millions of United States dollars, except share amounts)

		Three months ended March 31,
		2010	2009
Net earnings		$110.6	$76.5

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		18.3	4.0
Accumulated other comprehensive income related to investments sold(b)		0.9	—
Change in fair value of derivative financial instruments designated as cash flow hedges(c)		(1.2)	(38.0)
Accumulated other comprehensive income related to derivatives settled(d)		22.1	20.7

		40.1	(13.3)

Total comprehensive income		$150.7	$63.2

(a)
Net of tax of $0.6 million (2009 — $nil, 3 months)
(b)
Net of tax of $nil million (2009 — $nil, 3 months)
(c)
Net of tax of $1.4 million (2009 — $4.3 million, 3 months)
(d)
Net of tax of $(2.4) million (2009 — $4.2 million, 3 months)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and applied in the consolidated financial statements for the year ended December 31, 2009.

  The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2009.

  The preparation of the Company's financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  Subsequent events and transactions for potential recognition or disclosure in the financial statements have been evaluated through May 4, 2010, the date that the financial statements were issued.

  Certain comparative figures for 2009 have been reclassified to conform to the 2010 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT PRONOUNCEMENTS

  The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

3.     ACQUISITIONS AND DIVESTITURES

  i.
  Disposition of one-half interest in the Cerro Casale project

    On February 17, 2010, the Company executed an agreement to sell one-half of its interest it held the Cerro Casale project to Barrick Gold Corporation ("Barrick"). The sale closed on March 31, 2010. The Company received $454.3 million in gross proceeds, before transaction costs, and the transaction resulted in a gain of $36.7 million, before taxes. Additionally, as part of the agreement Barrick assumed $20.0 million of a $40.0 million payment obligation contingent upon a production decision on the project.

    Subsequent to the disposition, the Company continues to hold a 25% interest in the project and the investment will be accounted for under the equity method. Refer to note 4vi.

  ii.
  Agreement to acquire the Dvoinoye deposit and the Vodorazdelnaya property

    During the first quarter the Company signed a definitive purchase agreement to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. Kinross plans to develop Dvoinoye as an underground mine and process ore from Dvoinoye at the existing Kupol mill. The Company expects the transaction to close by the third quarter of 2010.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

    The transaction entails the acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses. The total purchase price is comprised of $165 million in cash and approximately 10.56 million newly issued Kinross shares. The shares to be issued by Kinross will be subject to a minimum hold period of four months after closing.

  iii.
  Agreement to acquire Underworld Resources

    During the first quarter, the Company entered into a support agreement with Underworld Resources Inc. ("Underworld"). Pursuant to the agreement, Kinross offered to acquire 100% of the outstanding common shares of Underworld (the "Common Shares"), other than common shares already owned by Kinross, by way of a friendly take-over acquisition on the basis of 0.141 of a Kinross common share plus $0.01 in cash per Common Share. The offer to acquire Underworld shares expired on April 26, at which time the Company had acquired a total of 38,744,878 common shares, resulting in Kinross owning 42,663,059 common shares of Underworld, representing approximately 81.6% of Underworld's issued and outstanding common shares on a fully-diluted basis. However, following completion of the exchange of the outstanding Underworld employee stock options for replacement Kinross stock options in the manner contemplated by the terms of the Kinross offer, a process that is expected to be completed shortly, Kinross is expected to own 87.0% of the issued and outstanding common shares on a fully-diluted basis.

    On completion of a subsequent acquisition transaction, Kinross intends to de-list the Underworld shares from the TSX Venture Exchange.

    Kinross intends to effect a subsequent acquisition transaction in the third quarter to acquire the remaining Underworld shares.

    Kinross has issued approximately 5.5 million common shares to Underworld shareholders in respect of this transaction and expects to issue approximately 1.5 million common shares to acquire the remaining Underworld shares.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  i.
  Cash, cash equivalents and short-term investments:

	March 31, 2010	December 31, 2009
Cash on hand and balances with banks	$765.7	$352.8
Short-term deposits	300.4	244.6
Short-term investments	25.0	35.0

	$1,091.1	$632.4

  ii.
  Inventories:

	March 31, 2010	December 31, 2009
Ore in stockpiles(a)	$136.6	$131.9
Ore on leach pads(b)	30.9	32.9
In-process	36.9	26.1
Finished metal	61.0	80.6
Materials and supplies	378.9	395.1

	644.3	666.6
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(115.9)	(112.2)

	$528.4	$554.4

    (a)
    Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4(vii).
    (b)
    Ore on leach pads relates to the Company's Maricunga, Fort Knox and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2025, Fort Knox in 2021 and Round Mountain in 2017.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  iii.
  Property, plant and equipment:

	March 31, 2010			December 31, 2009
	Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a),(c)
Producing properties	$3,274.1	$(1,112.4)	$2,161.7	$3,232.3	$(1,023.6)	$2,208.7

Mineral Interests
Producing properties(c)	$1,278.8	$(419.2)	$859.6	$1,278.8	$(389.6)	$889.2
Development properties(d)	292.4	—	292.4	801.2	—	801.2
Exploration properties(d)	1,089.1	—	1,089.1	1,090.8	—	1,090.8

	$2,660.3	$(419.2)	$2,241.1	$3,170.8	$(389.6)	$2,781.2

Total property, plant and equipment	$5,934.4	$(1,531.6)	$4,402.8	$6,403.1	$(1,413.2)	$4,989.9

    (a)
    Capitalized interest included within property, plant and equipment was $2.8 million and $1.7 million during the three months ended March 31, 2010 and 2009, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox and Round Mountain.
    (b)
    Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.
    (c)
    Included in producing properties is $385.4 million (December 31, 2009 — $335.2 million) related to assets that are not being depreciated, including: the construction of expansion projects, assets paid for but not yet received, and other assets that were in various stages of being readied for use.
    (d)
    The amount allocated to development and exploration properties relates to assets that are not being depreciated.

  iv.
  Capitalized stripping:

	March 31, 2010			December 31, 2009
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,	$67.9	$50.0	$117.9	$58.5	$29.6	$88.1
Additions	6.3	12.3	18.6	20.4	32.6	53.0
Amortization(a)	(1.9)	(6.6)	(8.5)	(11.0)	(12.2)	(23.2)

Balance, at period end	$72.3	$55.7	$128.0	$67.9	$50.0	$117.9

    (a)
    Amortization of capitalized stripping costs uses the units of production depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  v.
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2009	Allocation and Adjustment	March 31, 2010
Operating segments
Round Mountain	$58.7	$—	$58.7
Paracatu	65.5	—	65.5
La Coipa	124.4	—	124.4
Kettle River	20.9	—	20.9
Kupol	158.8	—	158.8
Maricunga	175.9	—	175.9
Crixas	38.0	—	38.0
Other operations(a)	537.7	(361.0)	176.7

Total	$1,179.9	$(361.0)	$818.9

    (a)
    The Company disposed of one-half of its interest in the Cerro Casale project on March 31, 2010 (see Note 3i). As a result, goodwill was reduced by $361.0 million which represents the entire goodwill previously allocated to Cerro Casale. As the Company continues to retain a 25% interest in the project, one-half of the goodwill balance previously allocated, amounting to $180.5 million, now forms part of the carrying value of the investment in the Cerro Casale project.

  vi.
  Long-term investments and working interests

	March 31, 2010	December 31, 2009
Available for sale investments	$149.6	$129.6
Investment in shares carried on an equity basis	464.0	109.4
Working Interests	105.3	53.2

Long-term investments	$718.9	$292.2

	March 31, 2010		December 31, 2009
Available for sale investments	Fair Value	Gains (losses) in AOCI(a)	Fair Value	Gains (losses) in AOCI(a)
Securities in an unrealized gain position	$111.1	$75.2	$86.9	$51.4
Securities in an unrealized loss position	38.5	(12.2)	42.7	(4.9)

	$149.6	$63.0	$129.6	$46.5

    (a)
    "AOCI" refers to Accumulated other comprehensive income (loss).

	March 31, 2010
	Carrying Value	Market Value	% Ownership
Cerro Casale project	$413.0		25.0%
Victoria Gold Corporation	11.2	$34.0	20.7%
Harry Winston Diamond Corporation	39.8	149.7	19.9%

	464.0	183.7

Working Interest in Diavik Diamond mine	105.3

	$569.3

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

	December 31, 2009
	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation	$11.9	$28.2	22.3%
Harry Winston Diamond Corporation	41.3	146.0	19.9%

	53.2	174.2

Working Interest in Diavik Diamond mine	109.4

	$162.6

  vii.
  Deferred charges and other long-term assets:

	March 31, 2010	December 31, 2009
Long-term ore in stockpiles and on leach pads(a)	$115.9	$112.2
Deferred charges, net of amortization	1.2	1.3
Long-term receivables	38.7	42.8
Advances on the purchase of capital equipment	15.0	—
Deferred acquisition costs and other	9.1	2.1

	$179.9	$158.4

    (a)
    Long-term ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

  viii.
  Other long-term liabilities:

		March 31, 2010	December 31, 2009
Reclamation and remediation obligations	Note 8	$256.3	$252.7
Unrealized fair value of derivative liabilities	Note 6	178.0	212.8
Other long-term liabilities		83.4	77.5

		$517.7	$543.0

  Consolidated Statements of Operations

  ix.
  Other income (expense) — net:

	Three months ended March 31,
	2010	2009
Gain on sale of assets and investments — net	$37.3	$0.5
Interest income and other	1.4	1.7
Interest expense(a)	(9.3)	(16.7)
Foreign exchange gains	1.8	5.6
Net non-hedge derivative gains (losses)	(6.0)	4.7
Working Interest in Diavik Diamond mine	(1.1)	—

	$24.1	$(4.2)

    (a)
    During the three months ended March 31, 2010, $2.8 million (2009 — $1.7 million) of interest was capitalized to property, plant and equipment.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  x.
  Gain on sale of assets and investments — net:

	Three months ended March 31,
	2010	2009
Assets:
One-half interest in Cerro Casale	$36.7	$—
Investments:
Other assets and investments	0.6	0.5

	$37.3	$0.5

  xi.
  Equity losses in associated companies

	Three months ended March 31,
	2010	2009
Victoria Gold Corporation (formerly Victoria Resources Corporation)	$(1.7)	$(0.5)
Harry Winston Diamond Corporation	(1.5)	—
Consolidated Puma Minerals Corporation	—	(0.2)

	$(3.2)	$(0.7)

  Supplemental cash flow information

  xii.
  Interest and income taxes paid:

	Three months ended March 31,
	2010	2009
Interest	$5.5	$8.4
Income taxes	$42.1	$13.0

5.     ACCUMULATED OTHER COMPREHENSIVE LOSS

	March 31, 2010	December 31, 2009
Accumulated other comprehensive income (loss):
Investments(a),(b)	$63.0	$43.8
Financial derivatives(c) (Note 6)	(243.0)	(263.9)

Accumulated other comprehensive loss, end of period	$(180.0)	$(220.1)

  (a)
  Includes cumulative translation adjustments of $0.3 million (December 31, 2009 — $1.7 million)
  (b)
  Net of tax of $4.6 million (December 31, 2009 — $4.0 million)
  (c)
  Net of tax of $8.7 million (December 31, 2009 — $9.6 million)

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever designated hedging relationships exist and have been documented.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	March 31, 2010		December 31, 2009
	Asset/ (Liability) Fair Value(a)	AOCI(f)	Asset/ (Liability) Fair Value(a)	AOCI(f)
Interest rate contracts
Interest rate swap(b)	$(9.0)	$(7.2)	$(8.3)	$(6.7)

	(9.0)	(7.2)	(8.3)	(6.7)

Currency contracts
Foreign currency forward contracts(c)	36.2	26.4	38.1	27.2

	36.2	26.4	38.1	27.2

Commodity contracts
Gold and silver forward contracts(d)	(309.8)	(263.1)	(332.8)	(285.3)
Gold contract related to Julietta sale	4.7	—	4.3	—
Energy forward contract(e)	1.1	0.9	1.3	0.9
Other contracts
Total return swap	(0.3)	—	(0.2)	—

	(304.3)	(262.2)	(327.4)	(284.4)

Total all contracts	$(277.1)	$(243.0)	$(297.6)	$(263.9)

  (a)
  Consists of unrealized fair value of derivative assets — current — $42.2 million (December 31, 2009 — $44.3 million), unrealized fair value of derivative assets — long-term — $7.5 million (December 31, 2009 — $1.9 million), current portion of unrealized fair value of derivative liabilities — $148.8 million (December 31, 2009 — $131.0 million), and unrealized fair value of derivative liabilities long-term — $178.0 million (December 31, 2009 — $212.8 million).
  (b)
  No amount recorded in AOCI is expected to be reclassified to net earnings within the next 12 months.
  (c)
  An amount of $(24.6) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (d)
  An amount of $123.2 million recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling certain contracts.
  (e)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (f)
  AOCI refers to accumulated other comprehensive income (loss).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at March 31, 2010				As at December 31, 2009
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value	Carrying Amount(a)	Fair Value
Corporate revolving credit facility	(i	)	Variable	$—	$—	$—	$—	$—	$—
Debt component, senior convertible notes	(iv	)	1.75%	406.6		406.6	414.4	402.6	403.1
Kupol project financing	(iii	)	Variable	114.2	—	114.2	113.6	158.4	157.9
Corporate term loan facility	(i	)	Variable	86.4	(3.1)	83.3	82.1	92.0	92.6
Paracatu capital leases	(ii	)	5.62%	29.4	—	29.4	29.9	31.8	32.2
Kupol IFC loan	(iii	)	Variable	—	—	—	—	—	—
Maricunga capital leases	(ii	)	6.04%	—	—	—	—	0.2	0.2
Kettle River-Buckhorn capital leases	(ii	)	7.70%	0.1	—	0.1	0.1	0.1	0.1
Crixás bank loan and other			Variable	6.4	—	6.4	6.4	7.1	7.1

				643.1	(3.1)	640.0	646.5	692.2	693.2
Less: current portion				(132.6)	—	(132.6)	(132.6)	(177.0)	(177.0)

Long-term debt				$510.5	$(3.1)	$507.4	$513.9	$515.2	$516.2

  (a)
  Includes transaction costs on debt financing.

	Three months ended March 31,
	2010	2009
Interest incurred	$(12.1)	$(18.4)
Less amounts capitalized	2.8	1.7

Interest expense	$(9.3)	$(16.7)

  i.
  Corporate revolving credit and term loan facilities

    In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. As at March 31, 2010, the Company had drawn $115.5 million on the amended revolving credit facility, including drawings for the Paracatu term loan.

    The amended revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at March 31, 2010.

    Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

    The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.50:1. At this ratio, interest charges are as follows:

Type of Credit	Credit Facility
Dollar based LIBOR loan	LIBOR plus 2.50%
Letters of credit	2.50%
Standby fee applicable to unused availability	0.75%

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%. As at March 31, 2010, $96.4 million was outstanding under this facility.

  ii.
  Capital leases

    At March 31, 2010, the Company had equipment under capital lease totaling $29.5 million (December 31, 2009 — $32.1 million). Repayments on the capital leases end in 2013.

  iii.
  Kupol project financing

    The Kupol project financing consists of a project loan (the "Project Loan") with a syndicate of banks and previously consisted of a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, Chukotka Mining and Geological Company ("CMGC").

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, and is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. As at March 31, 2010, $50.1 million (December 31, 2009 — $69.5 million) was outstanding on Tranche A. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB") and as at March 31, 2010, $64.1 million (December 31, 2009 — $88.9 million) was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and was guaranteed by a subsidiary until economic completion was achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest Gold", formerly known as Bema Gold), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    Under the terms of the Project Loan there were two significant milestones that the project had to meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic Completion was achieved on September 23, 2009.

    Having achieved Economic Completion, the Company was released from a guarantee that EastWest Gold had given the project lenders and the Company received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when Economic Completion was achieved. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million), and as a result, also paid a dividend (total dividend payment $102.6 million, Kinross' share $76.8 million).

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

    The Company and its subsidiary are in compliance with these covenants at March 31, 2010.

    As at March 31, 2010, cash of $44.1 million (December 31, 2009 — $22.2 million) has been restricted for payments related to the Project Loan.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

8.     RECLAMATION AND REMEDIATION OBLIGATIONS (Continued)

  future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

March 31, 2010
Balance at beginning of period,	$269.8
Reclamation spending	(2.8)
Accretion and reclamation expenses	5.2
Asset retirement cost	—

Balance at period end	272.2
Less: current portion	(15.9)

Balance at period end	$256.3

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions are as follows:

	Three months ended March 31, 2010
	Number of shares	Amount
	('000's)
Common shares
Balance at January 1,	696,027	$6,387.0
Issued (cancelled):
Under employee share purchase plan	77	1.5
Under stock option and restricted share plan	735	13.4

Balance at period end	696,839	$6,401.9

Common share purchase warrants(a)
Balance at January 1,	24,725	$61.1
Conversion of warrants	—	—
Expiry of warrants	—	—

Balance at period end	24,725	$61.1

Total common share capital and common share purchase warrants		$6,463.0

  (a)
  See below for discussion of common share purchase warrants.

  On February 17, 2010, the Board of Directors declared a dividend of $0.05 per common share paid to common shareholders on March 24, 2010.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the three months ended March 31, 2010 are as follows:

	(000's)(a)	Weighted average exercise price (CAD$)
Canadian $ denominated common share purchase warrants
Balance, January 1, 2010	24,392	$30.17
Issued	—	$—
Exercised	—	$—

Outstanding at March 31, 2010	24,392	$30.17

	(000's)(a)	Weighted average exercise price ($)
US $ denominated common share purchase warrants
Balance, January 1, 2010	333	$8.46
Issued	—	$—
Exercised	—	$—

Outstanding at March 31, 2010	333	$8.46

  (a)
  Represents share equivalents of warrants.

  Capital Management

  Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

  •
  Ensure the Company has the capital and capacity to support our long-term growth strategy

  •
  Provide investors with a superior rate of return on their invested capital

  •
  Ensure compliance with all bank covenant ratios

  •
  Minimize counterparty credit risk

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	March 31, 2010	December 31, 2009
Long-term debt	$507.4	$515.2
Current portion of long-term debt	$132.6	$177.0
Total debt	$640.0	$692.2
Common shareholders' equity	$5,686.4	$5,559.5
Gross debt / equity ratio	11.3%	12.5%
Company target	0 - 30%	0 - 30%

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

	March 31, 2010	December 31, 2009
Rolling 12 month EBITDA(a)	$1,150.8	$1,104.2
Rolling 12 month Interest expense(b)	$21.5	$27.7
Interest coverage ratio	53.53:1	39.86:1
Company target ratio	> 4.25:1	> 4.25:1

  (a)
  EBITDA is a defined term under the Company's amended revolving credit facility agreement.
  (b)
  Interest expense includes interest expense reported in the financial statements in addition to capitalized interest.

10.  STOCK-BASED COMPENSATION

  Stock options

  There were 1,315,000 options granted during the three months ended March 31, 2010. The Black-Scholes weighted average assumptions for the three months ended March 31, 2010 relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.52%, 49.9%, 1.7%, and 3.5 years, respectively. The weighted average fair value per stock option granted for the three months ended March 31, 2010 was CAD$7.04.

  A summary of the status of the stock option plan and changes during the three months ended March 31, 2010 is as follows:

Canadian $ denominated options	2010
	(000's)	Weighted average exercise price (CAD$)
Balance, January 1	7,192	$18.80
Granted	1,315	19.23
Exercised	(166)	12.77
Forfeited	—	—

Outstanding at March 31	8,341	$18.99

  Restricted share units

  A summary of the status of the restricted share units plan and changes during the three months ended March 31, 2010 is as follows:

Restricted share units	2010
	(000's)	Weighted average price (CAD$)
Balance, January 1	1,856	$21.38
Granted	993	19.23
Reinvested	7	20.41
Redeemed	(570)	21.44
Forfeited	(31)	21.70

Outstanding at March 31	2,255	$20.41

  Restricted performance share units

  In 2009, the Company implemented a restricted performance share unit plan ("RPSUs"). The RPSUs are subject to certain vesting requirements and vest after 35 months. The vesting requirements are based on certain criteria established by the Company. In addition, the award may be increased by 200% based on additional criteria. In the first quarter of 2010, 214,100 RPSUs were granted. At March 31, 2010, 257,100 RPSUs were outstanding.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

11.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended March 31,
(Number of common shares in thousands)	2010	2009
Basic weighted average shares outstanding:	696,385	680,283
Weighted average shares dilution adjustments:	—
Dilutive stock options(a)	1,010	2,068
Restricted shares	1,965	1,699
Performance shares	131	19
Common share purchase warrants(a)	177	2,221

Diluted weighted average shares outstanding	699,668	686,290

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	5,680	3,162
Common share purchase warrants	24,393	24,393
Convertible notes	16,152	16,152

  (a)
  Dilutive stock options and warrants were determined using the Company's average share price for the period. For the three months ended March 31, 2010 and 2009 the average share price used was $18.14 and $17.37 per share, respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three months ended March 31, 2010 and 2009.

12.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer and that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as non-operating segments. Properties that are under care and maintenance, are shut down and are in reclamation and non-mining and other operations are reported in Corporate and other.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

12.  SEGMENTED INFORMATION (Continued)

  The following tables set forth information by segment.

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at March 31, 2010
Three months ended March 31, 2010
Operating segments
Fort Knox	$77.5	$36.6	$0.4	$15.9	$0.6	$—	$24.0	$21.7	$443.9
Round Mountain	50.4	28.3	0.4	4.7	—	—	17.0	7.0	256.9
Kettle River-Buckhorn	51.2	12.9	0.4	21.1	1.1	(0.3)	16.0	2.0	315.7
Kupol	201.1	64.8	0.4	43.8	1.4	—	90.7	8.4	1,401.7
Paracatu	134.2	67.3	0.6	15.8	—	(1.5)	52.0	8.8	1,368.9
Crixás	22.1	8.9	0.1	3.9	0.1	(0.2)	9.3	6.2	137.1
La Coipa	65.1	30.0	2.3	17.9	1.0	—	13.9	6.5	443.8
Maricunga	56.0	28.6	0.2	4.2	—	0.6	22.4	12.5	551.4
Non-operating segments
Fruta del Norte	—	—	—	0.1	3.2	5.6	(8.9)	0.2	1,034.6
Cerro Casale(d)	—	—	—	—	—	—	—	4.0	—
Corporate and other(e)	—	—	0.4	1.5	10.8	30.3	(43.0)	4.9	2,025.6

Total	$657.6	$277.4	$5.2	$128.9	$18.2	$34.5	$193.4	$82.2	$7,979.6

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2009
Three months ended March 31, 2009
Operating segments
Fort Knox	$45.1	$33.2	$0.4	$5.7	$0.2	$—	$5.6	$23.3	$434.2
Round Mountain	46.5	26.0	0.4	4.7	0.1	—	15.3	8.6	248.1
Kettle River-Buckhorn	32.1	10.8	0.3	10.1	0.3	—	10.6	7.7	332.8
Kupol	228.5	57.2	0.4	55.6	0.6	—	114.7	6.5	1,411.8
Paracatu	65.4	48.0	0.3	10.6	—	1.6	4.9	10.3	1,358.9
Crixás	12.1	5.8	—	1.9	0.8	0.3	3.3	6.6	134.8
La Coipa	51.4	22.0	2.1	17.0	0.4	0.1	9.8	4.0	436.8
Maricunga	51.6	31.5	0.2	4.5	0.2	—	15.2	7.0	537.5
Non-operating segments
Fruta del Norte	—	—	—	0.1	0.6	2.0	(2.7)	0.3	1,033.4
Cerro Casale(d)	—	—	—	—	—	0.3	(0.3)	3.6	914.6
Corporate and other(e)	—	—	0.5	1.0	7.8	26.5	(35.8)	0.4	1,170.3

Total	$532.7	$234.5	$4.6	$111.2	$11.0	$30.8	$140.6	$78.3	$8,013.2

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
  (e)
  Includes corporate, shutdown operations and other non-core operations.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31, 2010
(unaudited and expressed in millions of United States dollars)

13.  CONTINGENCIES

  General

  Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Cerro Casale Contingency

  The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

14.  Subsequent event

  On May 4, the Company subscribed for 24 million common shares of Red Back Mining Inc. ("Red Back") pursuant to a private placement. After giving effect to the private placement, the Company will hold approximately 9.4% of Red Back's issued and outstanding common shares. The subscription price is CDN$25.00 per common share for an aggregate purchase price of CDN$600 million. The Company will have the right to nominate a director for appointment to the Red Back Board of Directors, and for one year following closing, the right to participate in any subsequent securities offering in order to maintain its interest in Red Back at the time of any such offering.

  The private placement is subject to certain conditions, including approval by the TSX, and is expected to close in May 2010.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

        The March 31, 2010 and 2009 unaudited interim consolidated financial statements of Kinross Gold Corporation ("Kinross", or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which in some respects differ from United States generally accepted accounting principles ("US GAAP"). The effects of these differences on the Company's unaudited interim consolidated financial statements for the three months ended March 31, 2010 and 2009 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with Kinross' consolidated financial statements prepared in accordance with CDN GAAP.

Reconciliation of Net Earnings and Comprehensive Income (Loss)

	For the three months ended March 31
(expressed in millions of United States dollars, except share and per share amounts)	2010	2009
Net Earnings under CDN GAAP	$110.6	$76.5
US GAAP Adjustments:
Non-controlling interest — Note 1(e)	24.9	26.1
Inventory adjustment — Note 1(f)	0.2	—
Amortization of derivative gains in property, plant and equipment — Note 1(d)	0.2	0.1
Fair value of warrants — Note 1(c)	21.9	3.1
Capitalized stripping costs — Note 1(b)	(10.1)	(7.9)
Tax impact of the above adjustments	(0.4)	1.9

Net Earnings under US GAAP	$147.3	$99.8
Attributable to non-controlling interest	(24.9)	(26.1)

Attributable to common shareholders	$122.4	$73.7

Other Comprehensive Income (Loss) under CDN GAAP	40.1	(13.3)
US GAAP Adjustments:
Change in funded status of the minimum pension liability — Note 1(g)	(0.2)	—
Non-controlling interest — Note 1(e)	—	—
Derivative instruments — Note 1(d)	(0.2)	(1.5)

Other Comprehensive Income (Loss) under US GAAP	39.7	(14.8)
Total Comprehensive Income under US GAAP	162.1	58.9
Attributable to non-controlling interest	(24.9)	(26.1)

Attributable to common shareholders	$137.2	$32.8

Earnings per Share under US GAAP attributable to common shareholders
Basic Earnings per Share[1]	$0.18	$0.11
Diluted Earnings per Share[1]	$0.17	$0.11

1
The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

1

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

  US GAAP Condensed Balance Sheets

	As at March 31, 2010			As at December 31, 2009
(expressed in millions of United States dollars)	CDN GAAP	US GAAP Adjustments	US GAAP	CDN GAAP	US GAAP Adjustments	US GAAP
	(unaudited)	(unaudited)	(unaudited)
Current assets — Notes 1(b),(f)	$1,851.6	$(14.0)	$1,837.6	$1,390.9	$(14.2)	$1,376.7
Property, plant and equipment — Notes 1(b),(d)	4,402.8	(84.0)	4,318.8	4,989.9	(73.9)	4,916.0
Other non-current assets — Notes 1(a),(b),(f),(g),(k)	1,725.2	38.3	1,763.5	1,632.4	39.4	1,671.8

	$7,979.6	$(59.7)	$7,919.9	$8,013.2	$(48.7)	$7,964.5

Current liabilities — Note 1(c),(g)	$587.9	$62.0	$649.9	$638.0	$83.9	$721.9
Non-current liabilities — Notes 1(a),(d),(f),(g)	1,554.7	25.9	1,580.6	1,682.8	26.4	1,709.2
Non-controlling interest — Note 1(e)	150.6	(150.6)	—	132.9	(132.9)	—
Equity
Non-controlling interest — Note 1(e)	—	150.6	150.6	—	132.9	132.9
Common shareholders' equity — Notes 1(a) — 1(m)	5,686.4	(147.6)	5,538.8	5,559.5	(159.0)	5,400.5

	$7,979.6	$(59.7)	$7,919.9	$8,013.2	$(48.7)	$7,964.5

  Reconciliation of Shareholders' Equity

	As at
(expressed in millions of United States dollars)	March 31, 2010	December 31, 2009
	(unaudited)
Common Shareholders' Equity under CDN GAAP	$5,686.4	$5,559.5
US GAAP Adjustments:
Inventory adjustment — Note 1(f)	(9.7)	(9.6)
Fair value of warrants — Note 1(c)	(61.7)	(83.6)
Capitalized stripping costs — Note 1(b)	(101.3)	(91.1)
Non-controlling interest — Note 1(e)	150.6	132.9
Restatement to equity account for Echo Bay & Goodwill Impairment — Note 1(k)	0.6	0.6
Derivative instruments — Note 1(d)	28.9	28.9
Other	(4.4)	(4.2)

Equity under US GAAP	$5,689.4	$5,533.4

2

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

  Statements of Cash Flows

          The consolidated statements of cash flows prepared in accordance with CDN GAAP present substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs is different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $18.6 million for the three months ended March 31, 2010 (March 31, 2009 — $13.1 million) were capitalized and treated as an investing activity, but under US GAAP capitalized stripping costs are expensed and shown as an operating activity in the statement of cash flows.

  Notes to the US GAAP Reconciliation

  Note 1 — Adjustments to CDN GAAP

  Current period adjustments

(a)
On January 1, 2009, the Company adopted ASC Subtopic 470-20 (formerly FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Once adopted, ASC Subtopic 470-20 requires retrospective application to the terms of instruments as they existed for all periods presented. The adoption of ASC Subtopic 470-20 affects the accounting for the convertible debentures issued in the aggregate principal amount of $460.0 million on January 29, 2008.

  The adoption of ASC Subtopic 470-20 harmonizes the previously existing CDN GAAP and US GAAP difference with the exception of transaction costs, discussed below.

  Under CDN GAAP, Kinross' accounting policy is to record transaction costs against the carrying value of the debt. However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet. As at March 31, 2010, the net deferred charge recorded was $6.8 million (December 31, 2009 — $7.3 million). The amortization of the transaction costs is reflected in earnings under CDN and US GAAP.

  As at March 31, 2010, the amount recorded in equity related to the convertible debentures was $76.6 million (December 31, 2009 — $76.6 million). The discount on the liability will be amortized over approximately three years to March 2013. The unamortized discount as at March 31, 2010 was $48.0 million (December 31, 2009 — $51.7 million). For the three months ended March 31, 2010, interest of $6.3 million (March 31, 2009 — $5.9 million) was recorded, of which $4.3 million (March 31, 2009 — $3.9 million) relates to the amortization of the discount on the liability. The effective interest rate on the liability is 5.7%.

(b)
On January 1, 2006, the Company adopted ASC Subtopic 930-330 (formerly Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry), which differs from the Canadian Emerging Issues Committee ("EIC") No. 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). Under ASC Subtopic 930-330, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. For the three months ended March 31, 2010, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $10.2 million, net of taxes of $0.1 million (March 31, 2009 — $6.0 million, net of taxes of $1.9 million).

  During 2009, the Company recorded an out-of-period adjustment of $8.0 million to recognize the tax impact of the US GAAP adjustment expensing stripping costs for the years up to and including 2007. Prior to 2008, the tax impact of the US GAAP adjustment expensing stripping costs was not recorded. This adjustment resulted in additional net income of $8.0 million in 2007, with a positive impact on earnings per share of $0.01 per share in 2007.

3

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

  Management has determined that the impact of the adjustment was not material to the 2007 consolidated financial statements or to any of the prior periods' consolidated financial statements as reported.

(c)
On January 1, 2009, the Company adopted ASC Subtopic 815-40 (formerly EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock). ASC Subtopic 815-40 defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under ASC Topic 815 (formerly SFAS 133). The adoption of ASC Subtopic 815-40 affects the accounting for the CAD$ denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for US GAAP was recognized as an adjustment to the opening balance of retained earnings as at January 1, 2009 of $39.4 million with a corresponding increase in Share Purchase Warrant-Liability and a reclassification of $68.9 million from Share Purchase Warrants to Share Purchase Warrant-Liability. For the three months ended March 31, 2010, there is an increase in Other income (expense) of $21.9 million, net of taxes of $nil, (March 31, 2009, increase in Other income (expense) of $3.1 million, net of taxes of $nil) resulting in a Share Purchase Warrant-Liability at March 31, 2010 of $61.7 million (December 31, 2009 — $83.6 million).

(d)
Effective January 1, 2007, the Company adopted CICA HB Section 3865, "Hedges" which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining. Under CDN GAAP, hedge gains may be netted against property, plant and equipment, if that was the hedged risk, whereas under US GAAP hedge gains are recorded in OCI. The application of ASC Topic 815 would have resulted in an increase as at March 31, 2010 to AOCI of $28.4 million (December 31, 2009 — $28.6 million), an increase of $15.0 million in the deferred income tax liability (December 31, 2009 — $15.0 million) and a corresponding $43.9 million increase in plant, property and equipment (December 31, 2009 — $43.9 million). The impact on OCI was $0.2 million for the three months ended March 31, 2010 (March 31, 2009 — $1.5 million). The impact on the amortization of property, plant and equipment for the three months ended March 31, 2010 was $0.2 million, net of taxes of $nil (March 31, 2009 — $0.1 million, net of taxes of $nil).

(e)
On January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

(f)
On January 1, 2008, the Company adopted CICA HB Section 3031, "Inventories" which requires the reversal of previous inventory write downs to net realizable value when there is a subsequent increase in the value of inventories. Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, under US GAAP, on January 1, 2008, inventory would decrease by $14.4 million and accumulated deficit would increase by $11.0 million, net of taxes of $3.4 million. For the three months ended March 31, 2010, $0.2 million of this inventory was sold (March 31, 2009 — $nil).

(g)
In 2006 the Company adopted ASC Subtopic 715-20 (formerly SFAS 158, Employers' Accounting for Defined Benefit Pension And Other Post-Retirement Plans), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan as an asset or liability on its balance sheet and to recognize changes

4

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

  in that funded status, through OCI, in the year that the changes occur. As at March 31, 2010, an adjustment was made to increase OCI by $0.2 million (March 31, 2009 — $nil), with a corresponding change in taxes.

Adjustments with no current period impact

(h)
In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD$200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD$195.6 million) and accrued interest of $2.0 million (CAD$2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA HB Section 3860, "Financial Instruments — Disclosure and Presentation" ("Section 3860"), which was retroactively applied to the accounting for the Company's convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in Contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, Accumulated deficit would decrease by $32.0 million with a corresponding decrease to Contributed surplus for the same amount.

(i)
CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common share capital with a corresponding offset to Accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in Common share capital and a cumulative increase in deficit of $766.7 million.

(j)
Prior to the introduction of CICA HB Section 3855, "Financial instruments" on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there was no longer a difference resulting from the two standards. As at December 31, 2006, $19.9 million was included as a component of AOCI. There was no tax impact on this adjustment.

(k)
Echo Bay Mines Ltd ("Echo Bay") transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay. Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting. The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged. This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

  Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial

5

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

  statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other Comprehensive Income ("OCI"), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

  For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at March 31, 2010 and December 31, 2009, the additional goodwill remained at $0.6 million under US GAAP.

(l)
Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at March 31, 2010 and December 31, 2009, the application of US GAAP would result in a decrease in Common share capital of $1.1 million and a corresponding reduction in Accumulated deficit.

(m)
ASC Topic 718 (formerly SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123) is similar to the Canadian accounting standard, CICA HB Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which was adopted in 2004. Accordingly, there is no CDN / US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening balance of accumulated deficit with an offsetting adjustment to Contributed surplus. There was no tax impact on this adjustment. Under US GAAP, this adjustment would be reversed.

Note 2 — Stock-based compensation

        Total stock-based compensation expense was $8.1 million for the three months ended March 31, 2010 (three months ended March 31, 2009 — $7.6 million). As at March 31, 2010, there was $19.0 million of total unrecognized compensation costs relating to non-vested stock options. We expect to recognize this expense over a weighted average period of 1.6 years.

Note 3 — Fair value measurement disclosures

        In 2008, the Company adopted ASC Subtopic 820-10 (formerly SFAS 157, Fair Value Measurements) for financial assets and liabilities that are measured at fair value on a recurring basis. ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of ASC Subtopic 820-10 did not change the valuation techniques that the Company uses to value these assets and liabilities. The Company has elected to present information for derivative instruments on a net basis.

6

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

        The fair value hierarchy established by ASC Subtopic 820-10 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

        Assets (liabilities) measured at fair value on a recurring basis as at March 31, 2010 include (in millions of United States dollars):

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-sale securities	$149.6	$—	$—	$149.6
Embedded derivatives	—	4.7	—	4.7
Derivative instruments	(61.7)	(281.8)	—	(343.5)

	$87.9	$(277.1)	$—	$(189.2)

        The valuation techniques that are used to measure fair value are as follows:

Available-for-sale securities and Share Purchase Warrant liabilities:

        The fair value of available-for-sale securities and Share Purchase Warrant liabilities are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities and Share Purchase Warrant liabilities are classified within Level 1 of the fair value hierarchy established by ASC Subtopic 820-10.

Derivative instruments:

        The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

Embedded derivatives:

        The fair value of embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

7

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

Note 4 — Financial instruments

        The following tables provide additional details of our financial instruments.

Asset Derivatives	Balance Sheet Location	March 31, 2010 Fair Value	December 31, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	$1.2	$0.5
Foreign currency forward contracts	Unrealized fair value of derivative assets — current	35.2	38.2
Energy forward contracts	Unrealized fair value of derivative assets — current	1.1	1.3

		37.5	40.0

Gold and silver forward contracts	Unrealized fair value of derivative assets	1.2	1.9
Foreign currency forward contracts	Unrealized fair value of derivative assets	2.5	—

		3.7	1.9

Derivatives not designated as hedging instruments
Gold contract related to Julietta sale	Unrealized fair value of derivative assets — current	4.7	4.3

		4.7	4.3

Gold and silver forward contracts	Unrealized fair value of derivative assets	3.8	—

		3.8	—

Total asset derivatives		$49.7	$46.2

8

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

Liability Derivatives	Balance Sheet Location	March 31, 2010 Fair Value	December 31, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	$146.6	$130.5
Foreign currency forward contracts	Unrealized fair value of derivative liabilities — current	1.5	0.1

		148.1	130.6

Gold and silver forward contracts	Other long-term liabilities	164.4	204.5
Interest rate swap contracts	Other long-term liabilities	5.9	5.5

		170.3	210.0

Derivatives not designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	0.4	0.2
Share purchase warrant liability	Unrealized fair value of derivative liabilities — current	61.7	83.6
Total return swap	Unrealized fair value of derivative liabilities — current	0.3	0.2

		62.4	84.0

Gold and silver forward contracts	Other long-term liabilities	4.6	—
Interest rate swap contracts	Other long-term liabilities	3.1	2.8

		7.7	2.8

Total liability derivatives		$388.5	$427.4

				Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)
			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	For the three months ended March 31, 2010	For the three months ended March 31, 2009		For the three months ended March 31, 2010	For the three months ended March 31, 2009
Gold and silver forward contracts	$(6.1)	$(48.3)	Metal sales	$28.4	$5.4
Energy forward contracts	0.1	0.8	Cost of sales	(0.2)	3.4
Foreign currency forward contracts	4.9	16.3	Cost of sales	(8.5)	13.6
Foreign currency forward contracts	1.7	(1.1)	General and administrative	(0.1)	—
Interest rate swap contracts	(0.4)	0.2	Other income (expense) — net	—	—

	$0.2	$(32.1)		$19.6	$22.4

9

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

	Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives not designated as hedging Relationships	For the three months ended March 31, 2010	For the three months ended March 31, 2009	Location of Gain or (Loss) Recognized in Income on Derivatives
Interest rate swap contracts	$(1.3)	$(0.9)	Other income (expense) — net
Foreign currency forward contracts	—	0.4	Other income (expense) — net
Gold contract related to Julietta sale	0.3	1.5	Other income (expense) — net
Fair value of Canadian dollar denominated share purchase warrants	21.9	3.1	Other income (expense) — net

	$20.9	$4.1

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	$(5.0)	$3.7	Other income (expense) — net

	$(5.0)	$3.7

10

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

        The following table provides a summary of derivative contracts outstanding at March 31, 2010.

	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	164,250	319,660	74,075	557,985
Average price	642.50	621.24	674.44	634.56

Gold forward buy contracts (ounces)	164,250	213,440	—	377,690
Average price	1,151.25	1,114.27	—	1,130.35

Silver forward sell contracts (ounces 000's)	2,700	3,600	—	6,300
Average price	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000's)	—	—	—	—
Average price	—	—	—	—

Purchased silver put contracts (ounces 000's)	689	2,806	—	3,495
Average price	13.00	13.00	—	13.00

Sold silver collar contracts (ounces 000's)	689	2,806	—	3,495
Average price	16.86	17.29	—	17.20

Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	112.5	150.0	—	262.5
Average price	2.13	2.01	—	2.06

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	65.7	60.0	—	125.7
Average price	566.80	536.35	—	552.27

Russian roubles forward buy contracts
(in millions of U.S. dollars)	45.0	—	—	45.0
Average price	34.40	—	—	34.40

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	36.0	—	—	36.0
Average price	1.06	—	—	1.06

Energy
Oil forward buy contracts (barrels)	96,000	—	—	96,000
Average price	72.50	—	—	72.50

Note 5 — Contingencies

General

        Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

11

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

Other legal matters

        The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Income taxes

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

Brazil

        In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian federal tax authorities in the amount of $146 million, including penalties and interest of $82 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at March 31, 2010 the Company has a future tax asset of approximately $70.0 million (December 31, 2009 — $74.0 million) recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company has assessed the net tax benefit related to this item, concluding it appropriate. On September 1, 2009 the Company filed its administrative appeal of this assessment.

        Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $8.8 million (December 31, 2009 — $8.9 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment.

        In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $125.0 million (December 31, 2009 — $126.5 million), including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

        In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $46.6 million (December 31, 2009 — $46.7 million). The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

        In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $28.7 million (December 31, 2009 — $28.7 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

12

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2010
(unaudited)

Note 6 — Adoption of accounting standards and recently issued accounting pronouncements

        In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This ASU amended the guidance on subsequent events and will no longer require that an SEC filer disclose the date through which subsequent events have been evaluated. The amendment is effective upon issuance. The adoption of this ASU had no impact on the consolidated financial statements.

        In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements). The new disclosures now required by the amended guidance include the amounts of significant transfers in and/or out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and a reconciliation of the activities in Level 3 fair value measurements on a gross basis. In addition, this ASU clarifies the existing disclosure requirements for level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. Those disclosures are effective for fiscal years beginning after December 15, 2010. Other than the required disclosures (see note 3), the adoption of this ASU had no impact on the consolidated financial statements.

        On January 1, 2010, the Company adopted ASC Topic 810 (formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R) ("SFAS 167")). SFAS 167 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities), as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provided timely and useful information about an enterprise's involvement in a variable interest entity. The adoption of ASC Topic 810 did not have an impact on the consolidated financial statements.

        On January 1, 2010, the Company adopted ASC Topic 860 (formerly SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 ("SFAS 166")). SFAS 166 amends ASC Topic 860 (formerly SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. The adoption of ASC Topic 860 did not have an impact on the consolidated financial statements.

Other information

(a)
The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

(b)
Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures. These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP is not required to be included in the US GAAP Note. Each of the joint ventures qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

13

QuickLinks

  Exhibit 99.1
Management's Discussion and Analysis For the three months ended March 31, 2010
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2010 (unaudited and expressed in millions of United States dollars)
KINROSS GOLD CORPORATION Reconciliation to Generally Accepted Accounting Principles in the United States For the three months ended March 31, 2010 (unaudited)